                                                      REGISTRATION NO. 333-12301


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                                  ENSTAR INC.
             (Exact Name of Registrant as specified in its charter)

           MINNESOTA                        3661                        41-1831611
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)
            6479 CITY WEST PARKWAY                            PETER E. FLYNN
        EDEN PRAIRIE, MINNESOTA 55344                    EXECUTIVE VICE PRESIDENT
                (612) 941-3200                            6479 CITY WEST PARKWAY
 (Address, including zip code, and telephone          EDEN PRAIRIE, MINNESOTA 55344
  number, including area code, of Registrant's                 (612) 941-3200
         principal executive offices)            (Name, address, including zip code, and
                                                            telephone number,
                                                including area code, of agent for service)

                           -------------------------
                                   Copies to:

                               J. Andrew Herring
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                           Minneapolis, MN 55402-1498
                                 (612) 340-2600
                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                           -------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                Subject to completion, dated             , 1996

                                  $10,000,000

                                  ENSTAR INC.
                                 8.00% TWO YEAR
                                9.75% FIVE YEAR
                                11.00% TEN YEAR

                            SUBORDINATED DEBENTURES
                          MINIMUM INVESTMENT OF $1,000
                           -------------------------


     ENStar Inc. ("ENStar" or the "Company") is offering hereby Subordinated Debentures in the aggregate principal amount of $10 million. The Subordinated Debentures are unsecured obligations subordinated to all Senior Indebtedness (as defined in the Indenture pursuant to which the Debentures will be issued) of the Company, which may vary from time to time. The Debentures are pari passu with all other unsecured indebtedness of the Company, unless such indebtedness is specifically subordinated to the Debentures. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness of the Company. As of September 30, 1996, the Company had no outstanding Senior Indebtedness or other indebtedness, other than Senior Indebtedness in the aggregate amount of approximately $33.8 million (the "NSU Assumed Indebtedness"). The NSU Assumed Indebtedness ranks senior to the Subordinated Debentures and represents indebtedness of North Star Universal, Inc., the sole shareholder of the Company ("NSU"), assumed by the Company in connection with the transfer by NSU to the Company of all of the capital stock of Americable and Transition and the shares of CorVel common stock. NSU has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such NSU Assumed Indebtedness. The Company is a holding company. Accordingly, to pay the principal and interest on the Debentures, the Company will be dependent on dividends or other transfers from its subsidiaries or it will be required to issue additional indebtedness or additional equity securities or to sell certain of its assets.

     The interest rates at which the Subordinated Debentures will be offered are expected to change by order of the Company from time to time based on the Company's financial needs and current market conditions, but any such change will not affect the interest rate of any Subordinated Debentures purchased prior to the effective date of such change. Any changes in the interest rates at which the Subordinated Debentures will be offered will be made by post-effective amendment to this Prospectus setting forth such changes to the interest rates. Interest on each Debenture will be payable, at the election of the initial purchaser, quarterly, at maturity, or, if the Debenture is in a denomination of $5,000 or more, monthly.
     The Company may, at its option, redeem any or all of the Debentures prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed, without a premium, at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. The Company may not reissue redeemed Debentures.
     The Subordinated Debentures are offered by officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date in October 1998; however, the Company reserves the right to terminate this offering at any time prior to such date. No minimum amount of Subordinated Debentures must be sold in order for the Company to accept and deposit the proceeds of this offering. There is no assurance that all or any portion of the offered Subordinated Debentures will be sold. It is unlikely that any trading market for the Subordinated Debentures will develop, or, if developed, will be sustained, or that the Debentures may be resold at any price. The Company reserves the right to reject any subscription, in whole or in part.
     The Subordinated Debentures offered hereby are not deposits or accounts with a bank, savings and loan association or other financial institution regulated by federal or state banking authorities and such securities are not entitled to any of the regulatory protections applicable to deposits or accounts with such regulated financial institutions, including deposit insurance or governmental guarantees.
     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           -------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING
                                                    PRICE TO      DISCOUNT AND    PROCEEDS TO
                                                     PUBLIC        COMMISSION      COMPANY(1)
------------------------------------------------------------------------------------------------
Per Debenture...................................       100%           None            100%
------------------------------------------------------------------------------------------------
Total...........................................   $10,000,000        None        $10,000,000
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $60,449

               THE DATE OF THIS PROSPECTUS IS             , 1996

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Debentures offered hereby has been filed with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. A copy of the Registration Statement is also available on the Commission's Edgar site on the World Wide Web at: http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. References to ENStar in this Prospectus refer to ENStar as organized by NSU as a wholly owned subsidiary in September 1996 and, prior to such organization, as an operating unit of NSU.

THE COMPANY

     ENStar, a Minnesota corporation formed in 1995, is a wholly owned subsidiary of North Star Universal ("NSU"). ENStar is a holding company. Its principal subsidiaries are Americable, Inc. ("Americable") and Transition Networks, Inc. ("Transition"). Americable is a provider of connectivity and networking products and services. Transition is a manufacturer of connectivity devices used in local area network ("LAN") applications. ENStar also owns 1,225,000 shares of common stock of CorVel Corporation ("CorVel"), or an approximate 26% interest in CorVel, a provider of cost containment and managed care services designed to address the medical costs of workers' compensation.

     Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. Through Americable Network Technologies, Americable provides products and services designed to build and manage LANs and wide area network ("WAN") infrastructures for large and medium sized organizations. Americable also supplies a wide array of voice and data communications related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords, patch panels) and networking hardware. Through American Custom Products, Americable provides a manufacturing capability to satisfy the needs of customers that require custom or specialty cable assemblies.

     Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices. Transition's products include intelligent hubs and switches and passive and active terminal and related products. Transition sells its products to a number of volume distributors and value added resellers ("VARs") throughout the United States and certain countries worldwide.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims. The common stock of CorVel is included on the Nasdaq National Market under the symbol CRVL.

     ENStar was formed in 1995 by NSU as a wholly owned subsidiary for the purpose of holding the operating assets of NSU (Americable and Transition) and the shares of common stock of Corvel owned by NSU, all of which were transferred
to ENStar on           , 1996. The remaining assets of NSU after such transfer
consist primarily of 7,354,950 shares of common stock of Michael Foods., Inc. ("Michael"), cash and certain other assets. Michael is a diversified food processor whose principal products include egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. NSU also had outstanding approximately $ aggregate principal amount of subordinated indebtedness as of September 30, 1996. Pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") entered into on December 21, 1995 between NSU and Michael: (i) Michael will be merged into a wholly owned subsidiary of NSU (the "Merger"); (ii) NSU will change its name to Michael Foods, Inc. and will continue the business previously conducted by Michael; and
(iii) the outstanding common stock of ENStar (the "ENStar Common Stock") will be distributed (the "Distribution") pro rata to the shareholders of NSU. Upon the Distribution, ENStar will cease to be a subsidiary of NSU and will instead be a publicly owned company whose stock will be held by the shareholders of NSU. It is anticipated that the ENStar Common Stock will be quoted on the Nasdaq National Market. To that end, ENStar has applied to have the ENStar Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENSR." In connection with the Distribution, ENStar intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Merger and Distribution. The transactions contemplated by the Reorganization Agreement described above, including the Distribution, are conditioned upon consummation of the Merger; however, the offering of the Debentures made hereby is not conditioned upon consummation of the transactions contemplated by the Reorganization Agreement. See "BUSINESS -- The Distribution." In connection with the Merger, Michael has agreed to cause NSU to pay in full all NSU Assumed Indebtedness within six months following consummation of the Merger.


     The Distribution will be effected pursuant to a Distribution Agreement to be entered into between NSU and ENStar (the "Distribution Agreement"). The Distribution Agreement will require ENStar to indemnify Michael and NSU against certain losses arising from the Merger and the Distribution and to assume certain liabilities of NSU. See "BUSINESS -- The Distribution."

     The mailing address of ENStar's principal executive office is 6479 City West Parkway, Eden Prairie, Minnesota, 55344; its telephone number is (612) 941-3200.

THE OFFERING

Securities Offered............   The Company is offering up to $10,000,000
                                 principal amount Subordinated Debentures (the
                                 "Debentures"). The Two, Five and Ten Year
                                 Debentures have maturities of two, five and ten years, respectively, and mature on the first day of the month immediately following the second, fifth and tenth anniversary of the date of issuance, respectively. Of the $10 million of Debentures offered pursuant to this Prospectus, unless and until such time as ENStar Common Stock is quoted on the Nasdaq
                                 National Market, at the end of each calendar quarter of the Company, not more than 25% of the principal amount of the Debentures outstanding will have a 10-year maturity and not more than 35% of the principal amount of the Debentures outstanding will have a 5-year maturity. There can be no assurance that the ENStar Common Stock will ever be quoted on the Nasdaq National Market. See "DESCRIPTION OF
                                 DEBENTURES -- General."

Interest Rate and Payment.....   Interest on the Debentures will accrue from the
                                 date of issuance. Interest will be payable quarterly or at maturity at the option of the Debenture holder. If the interest is paid at maturity only, it will be compounded quarterly.
                                 Additionally, holders of Debentures in
                                 denominations of $5,000 or more may elect to receive interest payments monthly. Once issued, the interest rate applicable to a Debenture will not adjust prior to maturity. See
                                 "DESCRIPTION OF DEBENTURES -- Interest."

Redemption....................   The Debentures are redeemable at the Company's
                                 option, in whole or in part, at any time prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed, without a premium, at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. See
                                 "DESCRIPTION OF DEBENTURES -- Redemption at the
                                 Option of the Company."

Repayment upon Death..........   Under certain circumstances, the Company will
                                 repay up to $25,000 in aggregate principal amount of Debentures at par upon the death of a Debenture holder. See "DESCRIPTION OF
                                 DEBENTURES -- Redemption by the Holder Upon
                                 Death."


Subordination.................   The Debentures are unsecured obligations of the
                                 Company and subordinated to all present and future Senior Indebtedness of the Company, as defined in the Indenture. The Debentures are pari passu with all other unsecured indebtedness of the Company, unless such indebtedness is specially subordinated to the Debentures. There are no restrictions in the Indenture on incurring additional Senior
                                 Indebtedness or other indebtedness. As of September 30, 1996, the Company had no outstanding Senior Indebtedness or other indebtedness, other than Senior Indebtedness in the aggregate amount of approximately $33.8 million (the "NSU Assumed Indebtedness"). The
                                 NSU Assumed Indebtedness ranks senior to the Subordinated Debentures and represents indebtedness of NSU assumed by the Company in connection with the transfer by NSU to the Company of all of the capital stock of Americable and Transition and the shares of CorVel common stock. NSU has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such NSU Assumed Indebtedness. In addition, in connection with the Merger, Michael has agreed to cause NSU to pay in full all NSU Assumed
                                 Indebtedness within six months following consummation of the Merger. See "DESCRIPTION OF
                                 DEBENTURES -- Subordination."

SELECTED HISTORICAL AND UNAUDITED COMBINED FINANCIAL INFORMATION

     The following table sets forth certain selected historical combined financial information of ENStar that has been derived from and should be read in conjunction with ENStar's Combined Financial Statements, including the Notes thereto, which are included elsewhere in this Prospectus:


                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                 ------------------    ---------------------------------------------------
                                  1996       1995       1995       1994       1993       1992       1991
                                 -------    -------    -------    -------    -------    -------    -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1)
Revenues........................ $49,151    $40,593    $54,891    $47,193    $46,756    $42,025    $37,007
Operating income (loss).........     410        618      1,033       (702)    (1,978)    (1,151)      (666)
Interest expense, net...........    (191)      (210)      (247)      (348)      (361)      (373)      (415)
Income (loss) before income
  taxes and equity in earnings
  of unconsolidated
  subsidiary....................     219        408        786     (1,050)    (2,339)    (1,524)    (1,081)
                                 -------    -------    -------    -------    -------    -------    -------
Net income (loss)............... $ 1,053    $ 1,050    $ 1,572    $   286    $(1,524)   $  (550)   $  (302)
                                 =======    =======    =======    =======    =======    =======    =======
Pro forma net income (loss) per
  share(2)...................... $  0.32    $  0.32    $  0.49    $  0.09    $ (0.48)   $ (0.17)   $ (0.09)
                                 =======    =======    =======    =======    =======    =======    =======
Pro forma net weighted average
  shares outstanding(2).........   3,307      3,284      3,217      3,235      3,146      3,296      3,261
BALANCE SHEET DATA (END OF
  PERIOD)(1)
Total assets.................... $36,512    $35,752    $35,251    $32,243    $30,222    $30,318    $29,497
Long-term debt, including
  current maturities............     163      2,162      1,246      3,607      3,443      3,898      3,323
Operating unit equity...........  20,393     20,128     19,694     18,176     17,035     17,262     16,737


-------------------------
(1) See Notes 1 and 2 to Notes to ENStar's Combined Financial Statements for a description of the entities included in the combined financial statements and the basis on which the combined financial statements were prepared.
(2) Pro forma net income (loss) per share was computed using the weighted average number of outstanding shares of NSU Common Stock during each period presented and assuming that, in the Distribution, one share of ENStar Common Stock was distributed for every three shares of the weighted average outstanding NSU Common Stock, without taking into account any fractional shares.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Debentures.

ABSENCE OF INSURANCE AND GUARANTEES

     The Debentures are not insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the Debentures are similar to the subordinated unsecured debt securities of other commercial entities, but are unlike certificates of deposits or other similar accounts offered by banks and savings institutions. The Debentures are not guaranteed by NSU, and NSU is under no obligation to make payments on the Debentures.

LIMITED COVENANTS; ABSENCE OF SINKING FUND

     The Debentures do not have the benefit of extensive covenants. The covenants in the Indenture are not designed to protect holders of the Debentures in the event of a material adverse change in the Company's financial condition or results of operations. These covenants do not place any restriction on the Company's ability, among other things, to create or incur Senior Indebtedness or other indebtedness or to pay dividends. The Indenture does not contain provisions that permit the holders of Debentures to require that the Company repurchase or redeem the Debentures in the event of a takeover, redemption, recapitalization or similar restructuring, and the Indenture does not contain covenants specifically designed to protect holders of the Debentures in the event of a highly leveraged transaction involving the Company. In addition, the Debentures will not have the benefit of sinking fund payments by the Company.

NO MARKET FOR THE DEBENTURES

     The Debentures will not be listed on a national securities exchange or authorized for quotation on the Nasdaq National Market. It is unlikely that any trading market for the Debentures will develop, or if developed, will be sustained, or that the Debentures may be resold at any price. In addition, the Debentures may be issued in uneven amounts which could further restrict the ability to trade the Debentures.

LIMITED HISTORY OF PROFITABILITY; UNCERTAINTY OF FUTURE RESULTS


     ENStar has a limited history of profitability. ENStar experienced operating losses during 1991, 1992, 1993 and 1994. During 1995 and the nine months ended September 30, 1996, ENStar generated operating income of approximately $1.0 million and $410,000, respectively. Americable derives its revenues from three primary lines of business: networking products and services, cable and connectivity products and cable assemblies. Americable has recently increased the focus of its business on network services, which are generally more profitable. No assurance can be made, however, that Americable will be successful in increasing revenues from its network services. In addition, Americable continues to make significant investments in new sales, engineering and technical personnel.


     Transition's ability to maintain its present level of sales and its historical sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products. In order to achieve market acceptance of new products, Transition plans to continue its investment in research and development. Transition had research and development expenses of approximately $1.2 million (10% of net sales) in 1994, $1.0 million (7% of net sales) in 1995 and $1.2 million (9% of net sales) for the nine months ended September 30, 1996. See "BUSINESS -- Research and Development." There can be no assurance, however, that its research and development efforts will result in commercially successful new products in the future. In addition, Transition believes that sales and marketing expenses will continue to increase in terms of absolute dollars in an effort to differentiate its products and enhance its competitive position.

     These anticipated increases in operating expenses at both Americable and Transition may result in lower operating profit at ENStar, if the companies are unable to maintain their respective current gross profit margins and continued sales growth. Further, if Americable is not successful in generating higher volumes of service revenues, its operating margins could decline and its ability to maintain its current operating profitability could be materially adversely affected. Based on the above factors, there can be no assurance that ENStar will be able to increase or sustain its profitability on a quarterly or annual basis in the future.

     Failure to sustain profitability could lead to cash flow shortages, which in turn could materially adversely affect ENStar's ability to make scheduled payments on its indebtedness, including the Debentures. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL
CONDITION -- Results of Operations."

CASH FLOW DEFICITS


     ENStar has experienced cash flow deficits from operations in certain prior years. ENStar's ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 1995, 1994, 1993, 1992 and 1991 was 2.54, (0.72),
(2.68), (1.46) and (0.62), respectively. For the nine month periods ending September 30, 1996 and 1995, the ratio of earnings to fixed charges was 1.55 and 2.03, respectively. During the years 1994, 1993, 1992 and 1991, the Company's earnings were inadequate to cover its fixed charges. The coverage deficiency was approximately $1,050,000, $2,339,000, $1,524,000 and $1,081,000 for the fiscal years ended December 31, 1994, 1993, 1992 and 1991, respectively. Based on the Company's recent cash flow deficits and its historically high debt to equity ratio, the Company does not expect its fixed charges to decrease significantly or for its earnings from its operating subsidiaries to improve significantly. The Company's ability to repay the Debentures could be adversely affected if its cash flow deficits continue and the Company were unable to raise additional funds through the issuance of new debt or equity securities or the sale of assets of the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Capital Resources and Liquidity."


SUBORDINATION OF DEBENTURES; NO LIMITATION ON INDEBTEDNESS OF THE COMPANY


     The Debentures are subordinate and junior to any and all Senior Indebtedness of the Company, as defined in the Indenture and rank pari passu with all other unsecured indebtedness of the Company not expressly subordinated to the Debentures. There are no restrictions in the Indenture regarding the amount of Senior Indebtedness or other indebtedness of the Company, which may fluctuate. In the event of a default on the Senior Indebtedness or the liquidation of the Company, all Senior Indebtedness must be paid prior to any payment of principal or interest on the Debentures. As of September 30, 1996, the Company had no outstanding Senior Indebtedness or other indebtedness, other than NSU Assumed Indebtedness in the aggregate amount of approximately $33.8 million. The NSU Assumed Indebtedness was assumed by the Company in connection with the transfer by NSU to the Company of all of the capital stock of Americable and Transition and the shares of CorVel common stock. NSU has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such NSU Assumed Indebtedness. In addition, in connection with the Merger, Michael has agreed to cause NSU to pay in full all NSU Assumed Indebtedness within six months following consummation of the Merger. See "DESCRIPTION OF THE DEBENTURES -- Subordination."


NO SECURITY FOR PAYMENT

     The Debentures offered hereby are unsecured and do not have the benefit of a sinking fund or other similar provision providing for retirement of the Debentures at their maturity. The Company is a holding company. Accordingly, to pay the principal and interest on the Debentures, the Company will be dependent on dividends or other transfers from its subsidiaries or it will be required to issue additional indebtedness or additional equity securities or to sell certain of its assets. The ability of the Company's subsidiaries to pay dividends or make other transfers to the Company may be restricted by their respective operating performances, cash flows and covenants with such subsidiaries' lender. Further, no assurance can be made that the Company will be able to issue additional indebtedness, additional equity securities or sell any of its assets on favorable terms or at all. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Capital Resources and Liquidity."

REDEMPTION

     The Company, at its option, may at any time redeem all or a portion of the outstanding Debentures at any time prior to maturity on at least 30 days (but not more than 60 days) notice to each holder of Debentures to be redeemed. If the Company redeems less than all of the outstanding Debentures, the Company will redeem the Debentures by interest rate or maturity. The Debentures will be redeemed without a premium at a price of 100% of the principal amount plus accrued but unpaid interest. Upon redemption, former holders of Debentures redeemed will no longer have rights under the Indenture. See "DESCRIPTION OF DEBENTURES -- Redemption at the Option of the Company."

NO FIRM UNDERWRITING COMMITMENT

     The Debentures are being offered by officers and employees of the Company without a firm underwriting commitment. While the Company intends to seek to sell $10 million principal amount of Debentures, the Company has not established a minimum amount of proceeds that must be received from the sale of Debentures in order to accept proceeds from Debentures actually sold. Accordingly, no assurance can be given as to the principal amount of Debentures that will be sold. See "USE OF PROCEEDS."

CERTAIN RISKS PERTAINING TO THE CORVEL COMMON STOCK

     Because CorVel is not a wholly owned subsidiary, the Company does not have the ability to utilize cash flows from CorVel in connection with its wholly owned operating subsidiaries or to repay its indebtedness, including the Debentures. The only cash the Company can obtain from CorVel is cash dividend payments made to all CorVel shareholders. Since its initial public offering, CorVel has not paid any dividends and it has indicated that it does not anticipate doing so during the foreseeable future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS -- Capital Resources and Liquidity."

     ENStar does not have any agreement with CorVel requiring CorVel to register the shares of CorVel Common Stock currently held by ENStar for sale under federal or state securities laws. In the absence of registration of its CorVel Common Stock, the ability of ENStar or, after the Distribution, Americable to sell the CorVel Common Stock will be limited to sales pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar and Americable to sell a large portion of the holdings of CorVel Common Stock at a given time.

     NSU has indicated to the Company that prior to the Distribution it may cause the Company to seek to sell up to 200,000 shares of CorVel Common Stock and to distribute the after-tax net proceeds from such sale to NSU as a dividend in order to fund NSU's operating expenses and maturing indebtedness prior to the Merger and to reduce the amount of NSU's net indebtedness at the time of the Merger. The simultaneous sale of all 200,000 shares of CorVel Common Stock would require CorVel to register the sale of such shares with the Commission. ENStar does not have an agreement with CorVel requiring CorVel to register any of the shares of CorVel Common Stock held by ENStar. If all 200,000 shares were sold, ENStar would own 1,025,000 shares of CorVel Common Stock, or approximately 22% of the outstanding shares of CorVel as of June 30, 1996.

PRODUCT AND SERVICE DEVELOPMENT RISKS

     With respect to Transition, the market for networking products is subject to rapid technological change, evolving industry standards and frequent new product introductions and, therefore, requires a high level of expenditures for research and development. Transition may be required to incur significant expenditures to develop such product offerings. There can be no assurance that Transition will be successful in identifying, sourcing, developing and marketing product enhancements or new products that respond to this rapidly changing market. Also, there can be no assurance that its product enhancements and new products will adequately meet the requirements of the marketplace and achieve market acceptance. A critical factor in market acceptance of product enhancements and new products is the timely introduction of such products and enhancements in order to take advantage of existing market opportunities. Transition has, in the past, experienced delays in the introduction of certain of its new products and enhancements. See "BUSINESS -- Business Strategy -- Transition" and "-- Products and Services -- Transition."

     The markets for Americable's products and services are also characterized by rapidly changing technology and frequent new product and service offerings by its competitors. The introduction of new technologies can render existing products and services obsolete or unmarketable. Americable's continued success will depend on its ability to enhance existing products and services and to develop and introduce, on a timely and cost-effective basis, new products and services that keep pace with technological developments and address increasingly sophisticated customer requirements. See "BUSINESS -- Business
Strategy -- Americable" and "-- Products and Services -- Americable."

     ENStar's business, financial condition and results of operations could be materially adversely affected if Transition were to incur delays in developing or introducing new products or product enhancements or if such new products or product enhancements did not gain market acceptance or in the event that Americable were to incur delays in sourcing and developing new products and services or that these products and services would achieve market acceptance.

EXPANSION STRATEGY

     ENStar's expansion strategy includes both internal growth and the identification and pursuit of acquisition opportunities at Americable. Americable currently operates in six locations and the success and the rate of Americable's expansion into new geographical markets will depend on a number of factors, including general economic and business conditions affecting the industries of Americable's customers in such markets, competition, the availability of sufficient capital, the availability of sufficient inventory to meet customer demand, and the ability to attract and retain qualified personnel and operate effectively in geographic areas in which Americable has no prior experience. As a result, there can be no assurance that Americable will be able to achieve its planned expansion on a timely or profitable basis.

     Americable intends to identify and pursue acquisition opportunities as a means to expand its geographic coverage and enhance service capabilities offered to its customers. However, viable acquisition candidates may not be available to Americable on acceptable terms or at all. Furthermore, Americable has not engaged in any significant acquisitions recently, and no assurance can be made that Americable will be able to successfully acquire or integrate the operations of another business into the operations and business of Americable. Americable has no present commitments, agreements or understandings with respect to any acquisitions.

     If Americable continues to grow, it may be required to make further investments in personnel and information technology systems. Failure to successfully hire or retain such personnel or implement such systems could have a material adverse effect on ENStar's results of operations and financial condition. There can be no assurance that Americable will be able to manage its expanding operations effectively, that it will be able to maintain or accelerate its recent growth or that Americable will be able to continue to operate profitably. See "BUSINESS -- Business Strategy."

FLUCTUATIONS IN QUARTERLY RESULTS

     ENStar's quarterly revenues and operating results have varied significantly in the past and will likely continue to do so in the future. Quarterly revenues and operating results may fluctuate as a result of the demand for Americable's and Transition's products and services, the introduction of new hardware and software technologies offering improved features, the introduction of new products and services by competitors, changes in the level of operating expenses, competitive conditions and economic conditions generally. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION."

     At Americable, the purchase of its products and services generally involves a significant commitment of capital, with the delays frequently associated with large capital expenditures and required authorization procedures within an organization. Such expenditures by customers can range from $50,000 to over $500,000. The sales cycle for Americable's products and services generally ranges from three to nine months depending on the size of the project, extent of competition and degree of the customer's technical expertise. For these and other reasons, Americable's operating results are subject to a number of risks over which it has little or no control, including customers' technology life cycle needs, budgetary constraints and internal authorization reviews. Further, Americable is increasing its operating expenses, including an increase in personnel, based on anticipated revenue growth in its networking line of business.

     A variety of factors may cause period-to-period fluctuations in the operating results of Transition. Such factors include, but are not limited to, product mix, competitive pricing pressures, material costs and timely availability, revenue and expenses related to new product introductions, as well as delays in customer purchases in anticipation of new products or enhancements by Transition or its competitors. Further, Transition plans to continue to invest in research and development, sales and marketing and technical support staff.

     ENStar's operating results also could be adversely affected if it is unable to adjust spending sufficiently in a timely manner to compensate for any unexpected revenue shortfall.

DEPENDENCE ON AND NEED TO RECRUIT AND RETAIN KEY PERSONNEL

     ENStar's success depends to a significant extent on its ability to attract and retain key personnel. In particular, Americable and Transition are dependent on their respective engineering and technical personnel. Competition for such technical personnel is intense and no assurance can be given that ENStar will be able to recruit and to retain such personnel. The failure to recruit and to retain management and technical personnel could have a material adverse effect on ENStar's anticipated growth, revenues and results of operations.

CONCENTRATION OF REVENUES


     During 1995 and the first nine months of 1996, Mayo Foundation accounted for approximately 11% and 14%, respectively, of Americable's net sales. No other customers accounted for more than 10% of Americable's revenues. In addition, Americable derived approximately 61% of its revenues from its 100 largest customers in 1995, and 65% of its revenues from its 100 largest customers in the first nine months of 1996. While Americable seeks to build long-term customer relationships, revenues from any particular customer can fluctuate from period to period due to such customer's purchasing patterns.



     Transition distributes its products through an expanding network of reseller channels, which include a number of regionally based domestic and international volume distributors and, to a lesser extent, VARs. In 1995 and the first nine months of 1996, Americable was Transition's largest domestic customer accounting for approximately 14% and 15%, respectively, of domestic net sales (9% and 10%, respectively, overall). During 1995 and the first nine months of 1996, Transition's largest international customer accounted for approximately 11% and 12%, respectively, of international net sales (4% and 4%, respectively, overall). Moreover, the ten distributors that sold the largest amount of Transition's products accounted for approximately 39% and 43%, respectively, of Transition's net sales for 1995 and the first nine months of 1996.


     Any termination or significant disruption of the companies' relationships with a number of its principal customers could have a material adverse effect on ENStar's business, financial condition and results of operations. In addition, a deterioration in the financial condition of any of its principal customers could expose ENStar to the possibility of large accounts receivable write-offs, which would adversely affect ENStar's financial condition and results of operations. See "BUSINESS -- Marketing and Customers."

DEPENDENCE ON KEY SUPPLIERS AND PRODUCT SUPPLY

     The networking industry has experienced product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products on a timely basis. In addition, certain suppliers have initiated new channels of distribution that increase competition for the available product supply. There can be no assurance that suppliers will be able to maintain an adequate supply of products to fulfill Americable's and Transition's customer orders on a timely basis. Both Americable and Transition have experienced product supply shortages in the past and expect to experience such shortages from time to time in the future. Failure to obtain adequate product supplies or fulfill customer orders on a timely basis or substantial change in the cost of components could affect the companies' ability to deliver products in a timely and cost-effective manner and could have a material adverse effect on ENStar's business, financial condition, and results of operations.

     Transition's products include certain components, including some produced by Novacom Technologies, Ltd., that are currently available from single or limited sources, some of which require long order lead times. Although Transition believes that it would be able to obtain alternative sources of supply for the components included in its products if required, there can be no assurance that Transition will be able to locate any such sources or will be able to obtain alternative sources of supply on a timely and economic basis, if at all. Any reduction in supply, interruption or extended delay in timely supply or change in costs of components could materially adversely affect Transition's business and results of operations and, consequently, the business, financial condition and results of operations of ENStar.

     A significant portion of Americable's revenues is derived from sales of network hardware, including products of various major suppliers. During 1995 approximately 19% of the Americable's sales represented products manufactured by Bay Networks, Inc. Americable's agreements with those suppliers from which it purchases products directly generally contain provisions for periodic renewals and for termination by the supplier without cause, generally upon relatively short notice. Although Americable believes its supplier relationships are good, there can be no assurance that Americable's relationships will continue as presently in effect. Although Americable believes that it would be able to obtain alternative sources of supply for its products if required, there can be no assurance that Americable will be able to locate any such sources or will be able to obtain alternative sources of supply on a timely and economic basis, if at all. The loss of a major supplier, including Bay Networks, Inc., the deterioration of Americable's relationship with a major supplier or the failure of Americable to establish good relationships with major new suppliers as they develop could have a material adverse effect on ENStar's business.

INVENTORY MANAGEMENT


     The networking industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence, which can place inventory at considerable valuation risk. The typical life cycle of Transition's products ranges from 18 months to three years for its basic LAN and terminal products and from 12 to 18 months for its advanced LAN products. Some of Transition's products include components that are currently available from limited sources and require long order lead times. Because of the long lead times and Transition's desire to be responsive to customer demand, Transition has maintained higher inventory levels compared to other networking manufacturers. Transition's inventories are valued at the lower of cost or market and management periodically assesses the appropriateness of the inventory valuations giving consideration to any slow-moving and nonsalable inventory relative to current market selling prices of comparable products. Provisions for inventory obsolescence are recorded in the period any valuation impairments are identified. For 1995 and the nine month period ended September 30, 1996, total inventory write-offs as a percentage of net sales were approximately 1% and 1.7%, respectively. Due to the ongoing risk of product obsolescence and changes in customer demand, there can be no assurances that Transition will be able to successfully manage its existing and future inventories.


     Although it is industry practice for Americable's suppliers to provide price protection to VARs such as Americable in order to reduce the risk of inventory devaluation, such policies are subject to change. Americable also has the option of returning, subject to certain limitations, a percentage of its current product inventories each quarter to certain manufacturers as it assesses each product's current and forecasted demand. The amount of inventory that can be returned to suppliers varies under Americable's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that suppliers will continue such policies, that unforeseen new product developments will not affect Americable adversely or that Americable can successfully manage its existing and future inventories. Any inventory adjustments could adversely affect ENStar's financial condition and results of operations.

COMPETITION

     Each of ENStar's businesses faces substantial competition from a large number of companies, some of which are larger, have greater financial resources, broader name recognition and, in many cases, lower product and operating costs than ENStar.

     The industry in which Transition operates is highly competitive, and Transition believes that such competition will continue to intensify. The industry is characterized by rapid technological change, short product life cycles, frequent product introductions and evolving industry standards. Transition competes with a number of independent companies focused on the LAN market, including companies with significantly greater financial resources, more extensive business experience, and greater market and service capabilities than Transition. Transition competes with a number of companies focused on designing and manufacturing products for the LAN market, including, among others, 3Com Corp., Bay Networks, Inc., Cabletron System, Inc. Allied Telesyn International and Digi International. Americable faces competition from large system integrators such as AmeriData Technologies, Inc., Vanstar Corporation and a significant number of smaller regional VARs and network integrators. Additional competitors within Americable's distribution business include, among others, Anixter International Inc., and Graybar Electric Co., Inc. See "BUSINESS -- Competition." There can be no assurance that ENStar will be able to compete successfully.

     ENStar expects to face further competition from new market entrants and possible alliances between competitors in the future. Certain of ENStar's current and potential competitors have greater financial, technical, marketing and other resources than ENStar. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than ENStar. No assurance can be given that ENStar will be able to compete successfully against current and future competitors. See "BUSINESS -- Competition."

                                  THE COMPANY


     ENStar, a Minnesota corporation formed in 1995, is a wholly owned subsidiary of NSU. On November , 1996 NSU contributed its stock of Americable, Transition and CorVel to ENStar. ENStar is a holding company. Its principal subsidiaries are Americable and Transition. ENStar also owns 1,225,000 shares of common stock of CorVel, or an approximate 26% interest in CorVel, a provider of cost containment and managed care services designed to address the medical costs of workers' compensation.


     Americable was organized as a Minnesota corporation in 1981 and was acquired by NSU in 1986. Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. Through Americable Network Technologies, Americable provides products and services designed to build and manage LANs and WAN infrastructures for large and medium sized end-users. Americable also supplies a wide array of voice and data communications related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords, patch panels) and networking hardware. Through American Custom Products, Americable provides a manufacturing capability to satisfy the needs of customers that require custom or specialty cable assemblies.

     Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices. Transition's products include intelligent hubs and switches and passive and active terminal and related products. Transition sells its products to a number of volume distributors and VARs throughout the United States and certain countries worldwide.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.


     NSU, ENStar's parent, is a party to the Reorganization Agreement between NSU and Michael. Pursuant to the Reorganization Agreement: (i) Michael will merge with and become a wholly owned subsidiary of NSU; (ii) NSU will change its name to Michael Foods, Inc. and will continue the business previously conducted by Michael; and (iii) the outstanding common stock of ENStar will be distributed pro rata to the shareholders of NSU of record as of a record date prior to the date the Merger becomes effective (the "Effective Date"). Upon the Distribution, ENStar will cease to be a subsidiary of NSU and will instead be a publicly owned company whose stock will be held by the shareholders of NSU. It is anticipated that ENStar Common Stock will be quoted on the Nasdaq National Market. To that end, ENStar has applied to have the ENStar Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENSR." In connection with the Distribution, ENStar intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Merger and Distribution. The events described above, including the Distribution, are conditioned upon consummation of the Merger; however, the offering of the Debentures made hereby is not conditioned upon consummation of the transactions contemplated by the Reorganization Agreement. See "BUSINESS -- The Distribution." In connection with the Merger, Michael has agreed to cause NSU to pay in full all NSU Assumed Indebtedness within six months following consummation of the Merger.


     The Distribution will be effected pursuant to a Distribution Agreement to be entered into between NSU and ENStar (the "Distribution Agreement"). The Distribution Agreement requires ENStar to indemnify Michael and NSU against certain losses and to assume certain liabilities of NSU. See "BUSINESS -- The Distribution." As consideration for the transfer by NSU to ENStar of the common stock of Americable, Transition and Corvel, ENStar has agreed to enter into the Distribution Agreement substantially in the form set forth as an exhibit to the registration statement of which this Prospectus forms a part, but with such changes as may be agreed by the parties or required pursuant to the Reorganization Agreement.

     The mailing address of ENStar's principal executive office is 6479 City West Parkway, Eden Prairie, Minnesota, 55344; its telephone number is (612) 941-3200.


                       RATIO OF EARNINGS TO FIXED CHARGES



                                            NINE MONTHS
                                               ENDED
                                           SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                                           -------------    ---------------------------------------------
                                           1996    1995     1995      1994      1993      1992      1991
                                           ----    -----    -----    ------    ------    ------    ------
Ratio of earnings to fixed charges......   1.55     2.03     2.54     (0.72)    (2.68)    (1.46)    (0.62)
Deficiency in earnings to fixed
  charges...............................   $ --    $  --    $  --    $1,050    $2,339    $1,524    $1,081


     For purposes of calculating the ratios of earnings to fixed charges, earnings are defined as income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion on rental payments.

                                USE OF PROCEEDS

     The primary purposes of this offering are to provide additional financing for the Company's growth and to increase the Company's financial flexibility. Net proceeds, including interest earned thereon, to the Company from the sale of the Debentures will be used for general corporate purposes and investment in ENStar's operating companies. In addition, proceeds from the sale of the Debentures may be used to fund future acquisitions at Americable, although the Company has no present commitments, agreements or understandings with respect to any such acquisitions.

     There is no minimum number or amount of Debentures required to be sold in order to deposit and use the proceeds from sale of Debentures, and there can be no assurance that all or any portion of the Debentures will be sold. Accordingly, the amount of Debentures sold may be substantially less than the maximum offered hereby. In such event, the net proceeds from the sale of the Debentures will be used for the purposes set forth above.

                              PLAN OF DISTRIBUTION

     The Company is offering hereby up to $10 million aggregate principal amount of the Debentures. The Debentures will be offered by authorized officers and employees of the Company directly without an underwriter and on a continuous basis with an expected termination date in October 1998; however, the Company reserves the right to terminate this offering of Debentures at any time prior to such date. In compliance with Rule 3a4-1 of the Exchange Act of 1934, the officers and employees of the Company will limit their participation in the offering of Debentures to preparation of written communication or delivery of communication through the mail or other means that do not involve oral solicitation by the officer or employee, responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, or performing ministerial and clerical work related to the offering. No underwriting discounts or commissions of any kind will be paid to such officers or employees in connection with this offering. No minimum amount of the Debentures must be sold in order for the Company to accept and deposit the proceeds of this offering.

     The Debentures only may be purchased by means of the offer to purchase Debentures contained in the form of Subscription Agreement provided by the Company (the "Subscription Agreement"). The Company will not accept an offer to purchase Debentures or negotiate checks delivered for payment on the sale of Debentures unless the prospective purchaser has previously received this Prospectus. In the event that the Company receives a properly executed Subscription Agreement and payment for the purchase of Debentures from any person who has previously received this Prospectus, but who has not received a current post-effective amendment thereto, the Company will not accept the Subscription Agreement nor accept any payment therefor until the lapse of five business days following the mailing of a confirmation of sale and current post-effective amendment to such prospective purchaser. During this five business day period, any prospective purchaser of Debentures may revoke his or her offer, orally or in writing, and the Company will promptly return any checks or funds previously delivered to it. Once the Company accepts an offer, however, orders to purchase Debentures and the issuance of such certificates will be deemed to have occurred as of the date of receipt by the Company of a Subscription Agreement and payment. The Company reserves the right to reject any offer to purchase in whole or in part.

     Of the $10 million of Debentures offered pursuant to this Prospectus, unless and until such time as ENStar Common Stock is quoted on the Nasdaq National Market, at the end of each calendar quarter of the Company, not more than 25% of the principal amount of Debentures outstanding will have a 10-year maturity and not more than 35% of the principal amount of Debentures outstanding will have a 5-year maturity. There can be no assurance that the ENStar Common Stock will ever be quoted on the Nasdaq National Market.

     Prospective purchasers who have submitted Subscription Agreements and payment of the purchase price for Debentures may revoke their offer by writing the Company at 6479 City West Parkway, Eden Prairie, Minnesota 55344, Attention:
Investment Department, or by calling (612) 941-3200. Investors seeking information as to the current interest rates for the Debentures may contact the Company at (800) 247-1246 to receive a current quote as to such rates.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following selected financial data of the Company are qualified by reference to and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Combined Financial Statements and the Notes thereto included elsewhere herein. (See Notes 1 and 2 to Notes to Combined Financial Statements for a description of the entities included in the combined financial statements and the basis on which the combined financial statements were prepared.) The combined statements of operations data for the nine-month periods ending September 30, 1996 and 1995 and years ended December 31, 1995, 1994 and 1993, and the combined balance sheet data at September 30, 1996 and December 31, 1995 and 1994 are derived from, and are qualified by reference to, the audited and unaudited combined financial statements included elsewhere in this Prospectus and should be read in conjunction with those combined financial statements and notes thereto. The combined statements of operations data for the years ended December 31, 1992 and 1991 and the combined balance sheet data at December 31, 1993, 1992 and 1991 are derived from audited combined financial statements not included herein. The selected financial data as of and for the nine-month periods ended September 30, 1995 and 1996 have been derived from unaudited combined financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the entire year.



                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                   -----------------   -----------------------------------------------
                                    1996      1995      1995      1994      1993      1992      1991
                                   -------   -------   -------   -------   -------   -------   -------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COMBINED STATEMENT OF OPERATIONS
  DATA
Revenues.......................... $49,151   $40,593   $54,891   $47,193   $46,756   $42,025   $37,007
Operating income (loss)...........     410       618     1,033      (702)   (1,978)   (1,151)     (666)
Interest expense, net.............    (191)     (210)     (247)     (348)     (361)     (373)     (415)
Income (loss) before income taxes
  and equity in earnings of
  unconsolidated subsidiary.......     219       408       786    (1,050)   (2,339)   (1,524)   (1,081)
                                   -------   -------   -------   -------   -------   -------   -------
Net income (loss)................. $ 1,053   $ 1,050   $ 1,572   $   286   $(1,524)  $  (550)  $  (302)
                                   =======   =======   =======   =======   =======   =======   =======
Pro forma net income (loss) per
  share(1)........................ $  0.32   $  0.32   $  0.49   $  0.09   $ (0.48)  $ (0.17)  $ (0.09)
                                   =======   =======   =======   =======   =======   =======   =======
Pro forma net weighted average
  shares outstanding(1)...........   3,307     3,284     3,217     3,235     3,146     3,296     3,261
COMBINED BALANCE SHEET DATA (END
  OF PERIOD)
Total assets...................... $36,512   $35,752   $35,251   $32,243   $30,222   $30,318   $29,497
Long-term debt, including current
  maturities......................     163     2,162     1,246     3,607     3,443     3,898     3,323
Operating unit equity.............  20,393    20,128    19,694    18,176    17,035    17,262    16,737


-------------------------
(1) Pro forma net income (loss) per share was computed using the weighted average number of outstanding shares of NSU Common Stock during each period presented and assuming that, in the Distribution, one share of ENStar Common Stock was distributed for every three shares of the weighted average outstanding NSU Common Stock, without taking into account any fractional shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. See "RISK FACTORS."


GENERAL


     ENStar is currently a subsidiary of NSU. On November   , 1996, NSU
contributed its stock of Americable, Transition and CorVel to ENStar. At
November   , 1996, NSU owned a 26% ownership interest in CorVel. The financial statements of ENStar reflect the investment in CorVel assuming ENStar owned a 26% ownership interest for all periods presented. ENStar's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting. The common stock of CorVel is included on the Nasdaq National Market under the symbol CRVL. In connection with the Distribution, ENStar intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Merger and Distribution. See "THE COMPANY."


     Americable has historically been a distributor of connectivity and networking products. As part of its business strategy, Americable has recently focused on increasing its level of service revenues, which are generally more profitable. Service revenue is primarily derived from network integration services such as network management, maintenance, design and implementation. Americable intends to implement this strategy through continued internal investments in additional sales, engineering and technical personnel at existing and new geographic locations in order to enhance its ability to satisfy the changing technology requirements of its customers. Americable expects that increased operating expenses resulting from these investments will reduce its profitability over the next twelve months to the extent it is unable to maintain its gross margins or continued sales growth.

     Historically, in excess of 90% of Transition's revenues have been derived from the sale of its terminal and basic LAN products. These products have life cycles of 18 to 36 months and are generally sold based on price, availability and functionality. More recently, Transition has focused its product development and marketing efforts on expanding its advanced LAN products in an effort to increase sales with existing customers and participate in broader market opportunities. Due to the increasing design and manufacturing complexities associated with the integration of technologies, the development of advanced LAN products requires a more substantial investment in engineering personnel and related costs. As a result, Transition's future operations are highly dependent on its ability to introduce advanced LAN products on a timely basis that meet customer demands.

     As described in Note 2 to the Combined Financial Statements of ENStar, the Combined Statements of Income of ENStar include an allocation of general and administrative costs incurred by NSU in the management of the operating companies, investment holding and other assets of ENStar. Management believes these allocations are reasonable and present the operations of ENStar as though it has been operated on a stand alone basis prior to that time.

     The following are unaudited summarized operating results for ENStar's two operating subsidiaries for the nine months ended September 30, 1996 and September 30, 1995, and each of the three years ended December 31, 1995 (in thousands):



                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                  ------------------    -----------------------------
                                                   1996       1995       1995       1994       1993
                                                  -------    -------    -------    -------    -------
Revenues
  Americable...................................   $38,221    $31,050    $42,160    $36,940    $38,266
  Transition...................................    12,166     10,656     14,266     11,779     10,025
  Eliminations.................................    (1,236)    (1,113)    (1,535)    (1,526)    (1,535)
                                                  -------    -------    -------    -------    -------
                                                  $49,151    $40,593    $54,891    $47,193    $46,756
                                                  =======    =======    =======    =======    =======
Gross Profit
  Americable...................................   $ 8,494    $ 7,551    $ 9,979    $ 8,262    $10,254
  Transition...................................     4,510      3,967      5,387      4,603      3,903
                                                  -------    -------    -------    -------    -------
                                                  $13,004    $11,518    $15,366    $12,865    $14,157
                                                  =======    =======    =======    =======    =======
Selling, General and Administrative Expenses
  Americable...................................   $ 7,510    $ 6,658    $ 8,814    $ 8,220    $10,075
  Transition...................................     4,261      3,328      4,465      4,252      2,985
  Restructuring charges........................        --         --         --         --      1,953
  Allocable corporate expenses.................       823        914      1,054      1,095      1,122
                                                  -------    -------    -------    -------    -------
                                                  $12,594    $10,900    $14,333    $13,567    $16,135
                                                  =======    =======    =======    =======    =======
Operating Income (Loss)
  Americable...................................   $   984    $   893    $ 1,165    $    42    $   179
  Transition...................................       249        639        922        351        918
  Restructuring charges........................        --         --         --         --     (1,953)
  Allocable corporate expenses.................      (823)      (914)    (1,054)    (1,095)    (1,122)
                                                  -------    -------    -------    -------    -------
                                                  $   410       $618    $ 1,033    $  (702)   $(1,978)
                                                  =======    =======    =======    =======    =======


RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 1996 vs. NINE MONTHS ENDED SEPTEMBER 30, 1995



     Consolidated revenues increased $8.5 million, or 21%, to $49.1 million from $40.6 million in 1995.



     Revenues at Americable increased approximately $7.2 million, or 23%, to $38.2 million. Increased sales of networking products of approximately $8.0 million and increased revenues from installation and services of approximately $900,000, both due primarily to higher demand, contributed to the increase in sales at Americable. Included in these amounts is approximately $1.9 million of higher sales of networking products to one customer, which is not expected to continue during the remainder of the year and throughout 1997. For the period, sales of networking products and services and installation were approximately $20.1 million, or 53%, and $2.9 million, or 8%, of Americable's revenues, respectively. Sales of cable and other connectivity products decreased approximately $1.5 million, due primarily to lower volume to contractors and resellers and lower demand for certain types of bulk cable due to increased market supply of such product during the first three quarters of 1996. In addition, sales of cable assemblies decreased approximately $200,000, due to lower demand experienced between periods.



     Revenues at Transition increased approximately $1.5 million, or 14.2%, to $12.2 million. Sales of Transition's advanced LAN products increased approximately $540,000, or 52% to $1.6 million, reflecting additional revenues from new products and product enhancements introduced during 1995 and 1996. Sales from new product introductions and enhancements accounted for approximately 13% of net sales for the nine months ended September 30, 1996 versus 41% for the comparable period in 1995. Sales of basic LAN and terminal products increased approximately $970,000, or 10%, to $10.6 million. Sales to domestic customers increased approximately $1.1 million, or 16%, to $7.9 million which primarily reflects higher demand for Transition's products. Sales to international customers increased approximately $400,000, or 10%, to $4.3 million, which was primarily a result of the addition of new customers. Transition's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.



     Consolidated gross profit, as a percent of revenues, decreased to 26.5% in 1996 as compared to 28.4% in 1995. Decreased margins at Americable are primarily attributable to a higher volume of lower margin networking products and lower pricing on cable due to competition and overall higher market supply on certain types of bulk cable. Margins at Transition were relatively unchanged between years. ENStar expects its gross profit margins to decline due to expected competitive pricing pressures on products sold by both Americable and Transition.



     ENStar's selling, general and administrative expenses increased approximately $1.7 million or 15.5%, to $12.6 million from $10.9 million in 1995. The increase in operating expenses at Americable reflects increased selling expenses of approximately $560,000 due to higher sales salaries, commissions and related expenses and approximately $300,000 of higher engineering expenses due to the addition of technical and engineering personnel. Overall, general and administrative expenses of Americable were relatively unchanged between years. Americable expects that its selling expenses, as a percentage of revenues, may increase during the remainder of 1996 and throughout 1997. Such increases resulted from the addition of sales and technical personnel and costs associated with the release of a new catalog in the first quarter of 1996. If the company is unable to maintain current gross profit margins and continued sales growth, the anticipated increases in operating expenses may result in a reduction in operating profits at Americable.



     Transition had increased operating expenses of approximately $933,000, or 28%, which reflects increased engineering expenses of approximately $445,000 due to the addition of engineering personnel associated with new product development. In addition, this increase also reflects higher sales and marketing expenses of approximately $450,000, associated with advertising, participation in trade shows, and other promotional expenses. In an effort to successfully develop and launch new advanced LAN products, Transition anticipates the increased levels of spending on engineering, marketing and promotional costs to continue for the remainder of 1996 and throughout 1997. If such increased level of spending does not result in the timely introduction of commercially successful products, Transition may experience significantly reduced levels of sales growth and operating results.



     ENStar's research and development expenses (incurred exclusively within Transition) were approximately $1.1 million versus $900,000 for the nine month periods ended September 30, 1996 and 1995, respectively.



     Corporate expenses decreased approximately $91,000, or 10% primarily due to lower professional fees.



     Net interest expense decreased $19,000 to $191,000 from $210,000 in 1995, due primarily to lower interest rates between years under the Americable and Transition revolving credit facility.



     The income tax provision in 1996 and 1995 reflects ENStar's estimated effective annual tax rate. See Note 7 to Combined Financial Statements of ENStar.



     Equity in earnings of unconsolidated subsidiaries increased $84,000 to $956,000 from $872,000 in 1995, which is a result of higher earnings at CorVel. Further information with respect to the results of operations of CorVel is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operation section of its annual and quarterly reports as filed on Forms 10-K and 10-Q with the Securities and Exchange Commission.

1995 VERSUS 1994

     Revenues at Americable increased approximately $5.2 million, or 14.1%, to $42.1 million. This includes increased revenues of $4.5 million resulting from higher demand for networking products. Of this amount, approximately $3.1 million of sales were attributable to higher volume of networking products with a large end-user customer which is not expected to continue during 1996. The increase in revenue of Americable also includes approximately $650,000 of higher volume of service revenues due to increased focus on services and the addition of technical personnel. In addition, sales of cable assemblies increased by approximately $100,000, primarily a result of higher demand of OEM assemblies offset by reduced pricing within modular assembly applications due to technological changes.

     Revenues at Transition increased approximately $2.5 million, or 21%, which includes increased sales of approximately $1.1 million, or 25%, to international customers and approximately $1.4 million, or 19% higher sales to domestic customers. Sales to international customers consisted of 37% and 35% of Transition's revenues in 1995 and 1994, respectively. This growth was due to increased unit sales of its terminal products and both its basic and advanced LAN product groups. Overall, these increases are primarily a result of new product introductions during the end of 1994 and throughout 1995. During 1995, new product introductions and enhancements accounted for $1.1 million, or 9% of net sales. Transition's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.

     Combined gross profit, as a percentage of revenues, increased to 28% in 1995 as compared to 27.3% in 1994. Increased margins at Americable were primarily attributable to a higher mix of value-added service revenue and, to a lesser extent, improved pricing and improved manufacturing efficiencies within its cable assembly operations. Decreased margins at Transition were a result of lower pricing on certain product lines due to increased competition. For 1996, ENStar expects its gross profit margins to decline due to expected competitive pricing pressures on products sold by both Americable and Transition.

     ENStar's selling, general and administrative expenses increased $766,000, or 5.6% to $14.3 million from $13.6 million in 1994. Operating expenses at Americable increased approximately $600,000, or 7%. This increase reflects higher selling expenses of approximately $700,000, primarily a result of higher sales commissions and the addition of technical and engineering personnel, along with additional expense for amounts earned under its incentive compensation program of approximately $200,000. These increases were offset by the impact of approximately $300,000 of annualized savings realized through reorganizations effected within its U.S. operations in the third quarter of 1994 and the first quarter of 1995. Americable expects that its selling expenses, as a percentage of revenues, may increase during 1996 through the addition of sales and technical personnel in new geographic locations in addition to costs associated with a new catalog released in April 1996. These anticipated increases in operating expenses may result in lower operating profits at Americable, if the company is unable to maintain current gross profit margins and continued sales growth.

     ENStar's research and development expenses (incurred exclusively within Transition) were approximately $1.0 million in 1995, compared to approximately $1.2 million in 1994.

     Transition increased operating expenses approximately $213,000 or 5%. This includes approximately $125,000 of increased sales and marketing expenses due to higher promotional and advertising expenses associated with new product introductions and the company's name change, and approximately $220,000 of increased engineering expenses associated with the additional personnel to support new product development. In addition, this increase reflects higher expenses of approximately $175,000 related to moving to a new facility and the addition of administrative personnel and related facility expenses needed to support its overall growth. These increases were offset by a decrease in engineering expenses of approximately $300,000 due to lower spending on parts, equipment, and other costs related to hardware development projects. This reflects a shift towards higher software development associated with its advanced LAN products. Transition expects that its research and development expenses will increase in 1996 based on the planned addition of engineering personnel for new product development. There can be no assurances, however, that its research and development efforts will result in commercially successful new products in the future. In addition, Transition believes that sales and marketing expenses may continue to increase in terms of absolute dollars in an effort to differentiate Transition's products and enhance its competitive position. These anticipated increases in operating expenses are expected to result in lower operating profit at Transition, particularly if the company is unable to maintain its current gross profit margins and continued sales growth.

     Net interest expense decreased by approximately $100,000 due primarily to lower outstanding borrowings under Americable's revolving credit facility.

     ENStar's effective combined income tax rate was 51.5% in 1995 and (32.4%) in 1994. See Note 7 to the Combined Financial Statements of ENStar.

     Equity in earnings of the Company's unconsolidated subsidiary increased $195,000 to approximately $1.2 million in 1995 from approximately $1.0 million in 1994, which is a result of higher earnings at CorVel. CorVel's net earnings for the twelve months ended December 31, 1995 were approximately $7.0 million, an increase of approximately $1.5 million or 27% from the previous year.

1994 VERSUS 1993

     Revenues at Americable, excluding approximately $4.6 million of revenue in 1993 from its Canadian operations, which were closed in December 1993, increased $3.3 million, or 9.8%, to $36.9 million. This includes increased revenues of $5 million resulting from higher demand for value-added networking products and services offset by decreased sales of bulk cable and other connectivity products of $1.2 million due primarily to lower volume of sales to contractors and resellers. In addition, sales of cable assemblies decreased by approximately $500,000 as a result of reduced pricing within modular assembly applications due to technological changes.

     Revenues at Transition increased approximately $1.8 million, or 18% which includes increased sales of approximately $1.1 million, or 33%, to international customers and approximately $700,000, or 10% higher sales to domestic customers. Sales to international customers consisted of 35% and 31% of Transition's revenues in 1994 and 1993, respectively. Overall, these increases are primarily a result of new product introductions during the end of 1993 and throughout 1994. During 1994, new product introductions and enhancements accounted for $3.3 million, or 28% of net sales.

     Combined gross profit, as a percentage of revenues, decreased to 27.3% in 1994 as compared to 30.3% in 1993. Margins at Americable decreased due to overall lower pricing resulting from increased competition. Margins at Transition were unchanged in 1994 from 1993.

     ENStar's selling, general and administrative expenses, excluding restructuring charges, decreased $615,000, or 4.3% to $13.6 million from $14.2 million in 1993. Operating expenses at Americable decreased approximately $1.9 million, which reflects approximately $1.2 million of expenses eliminated through the closure of its Canadian facilities effected in December 1993, and $700,000 of other savings realized through a reorganization effected within its U.S. operations in the third quarter. These decreases were offset by increased expenses of $1.3 million at Transition due to the addition of sales and engineering personnel and increased research and development expenses related to new product introductions and additional administrative and support personnel needed to support overall growth.

     ENStar's research and development expenses (incurred exclusively within Transition) were approximately $1.2 million in 1994, compared to approximately $822,000 in 1993.

     Net interest expense was relatively unchanged between 1994 and 1993.

     ENStar's effective combined income tax benefit rate was 32.4% in 1994 and 3.0% in 1993. See Note 7 to the Combined Financial Statements.

     Equity in earnings of unconsolidated subsidiary increased $251,000 to approximately $1 million in 1994 from $745,000 in 1993 which is a result of higher earnings at CorVel. CorVel's net earnings for 1994 were approximately $5.5 million, an increase of approximately $1.7 million or 43% from the previous year.

CAPITAL RESOURCES AND LIQUIDITY


     ENStar has experienced cash flow deficits from operations in certain prior years and has experienced fluctuations in its working capital which are primarily attributable to the increase in receivables and inventories associated with growth in sales and timing of payments on accounts payable. Cash used in operations was approximately $1 million in 1994, versus net cash provided from operations of approximately $1.1 million in 1995. Cash provided by operations was $640,000 for the nine months ended September 30, 1996, versus approximately $1.0 million in 1995.


     Since CorVel's initial public offering in July 1991, neither NSU nor ENStar has had the use of cash generated by CorVel and its subsidiaries. Also, since its initial public offering, CorVel has not declared any dividends and has indicated that it does not anticipate doing so for the foreseeable future. ENStar or, after the Distribution, Americable may from time to time, depending on market conditions and other factors, sell a portion of its CorVel holdings. The ability of ENStar or Americable to sell its CorVel holdings is limited, however, to sales pursuant to Rule 144 of the Securities Act and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar and Americable to sell a large portion of the CorVel holdings at a given time.


     NSU has indicated to the Company that prior to the Distribution it may cause the Company to seek to sell up to 200,000 shares of CorVel Common Stock and to distribute the after-tax net proceeds from such sale to NSU as a dividend in order to fund NSU's operating expenses and maturing indebtedness prior to the Merger and to reduce NSU's net indebtedness at the time of the Merger. The simultaneous sale of 200,000 shares of CorVel Common Stock would require CorVel to register the sale of such shares with the Commission. ENStar does not have an agreement with CorVel requiring CorVel to register any of its shares of CorVel Common Stock. If all 200,000 shares were sold, ENStar would own 1,025,000 shares of CorVel Common Stock, or approximately 22% of the outstanding shares of CorVel as of September 30, 1996.


     On August 9, 1996, Americable and Transition amended the terms of their revolving credit facility with First Bank National Association to provide borrowings up to $4 million and $2 million, respectively, due in June 1998. Borrowings under the amended revolving credit facility are based on eligible accounts receivable and inventory with interest at prime (8.25% at September 30, 1996), with optional fixed rate advances at the London Interbank Offered Rate ("LIBOR") plus 2.5%. At September 30, 1996, there were outstanding borrowings of approximately $1.1 million under the revolving line of credit, including $857,000 of amounts transferred from the companies' previous term loan facility which matured in May 1996. In addition, there were approximately $4.9 million of available borrowings under this credit facility at September 30, 1996. Previously, Americable and Transition maintained a revolving line of credit with interest at prime plus 1.5%, and term loan facility with interest at 10.665%.

     ENStar expects to be able to fund its working capital and capital expenditure requirements for 1996 with cash flow from operations along with the amounts available under the credit facilities of its operating companies. During 1996, ENStar's operating plans call for approximately $1 million in capital expenditures.

                                    BUSINESS

GENERAL


     ENStar was formed on December 21, 1995, as a wholly owned subsidiary of
NSU. On November   , 1996, NSU contributed its stock of Americable, Transition and CorVel to ENStar.



     ENStar's operations consist of the operations of Americable and Transition. Following the Distribution, it is currently expected that ENStar will directly
employ six management and administrative employees. In addition, at November   ,
1996, ENStar owned 1,225,000 shares of CorVel common stock, which represents approximately 26% of the outstanding shares of CorVel common stock. The CorVel common stock is traded on the Nasdaq National Market under the Symbol CRVL. The
closing price per share of the CorVel common stock on November   , 1996 was
$          . In connection with the Distribution, ENStar intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Merger and Distribution.


     ENStar or, after the Distribution, Americable may sell from time to time some of its CorVel common stock pursuant to Rule 144 of the Securities Act, or in a registered public offering. Although neither ENStar nor Americable has any contractual right to require CorVel to register its shares of CorVel common stock, CorVel has indicated that it is generally willing to register the shares currently held by ENStar.


     NSU has indicated to the Company that prior to the Distribution it may cause the Company to seek to sell up to 200,000 shares of CorVel Common Stock and to distribute the after-tax net proceeds from such sale to NSU as a dividend in order to fund NSU's operating expenses and maturing indebtedness prior to the Merger and to reduce the amount of NSU's indebtedness at the time of the Merger. The simultaneous sale of all 200,000 shares of CorVel Common Stock would require CorVel to register the sale of such shares with the Commission. ENStar does not have an agreement with CorVel requiring CorVel to register any of the shares of CorVel Common Stock held by ENStar. If all 200,000 shares were sold, ENStar would own 1,025,000 shares of CorVel Common Stock, or approximately 22% of the outstanding shares of CorVel as of September 30, 1996.


THE DISTRIBUTION

     NSU, ENStar's parent, is a party to the Reorganization Agreement between NSU and Michael pursuant to which (i) Michael will merge with a special purpose subsidiary of NSU ("Merger Co.") and become a wholly owned subsidiary of NSU;
(ii) NSU will change its name to Michael Foods, Inc. and will continue the business previously conducted by Michael; and (iii) the outstanding common stock of ENStar will be distributed pro rata to the shareholders of NSU. Upon the Distribution, ENStar will cease to be a subsidiary of NSU and will instead be a publicly owned company whose stock will be held by the shareholders of NSU. It is anticipated that ENStar Common Stock will be quoted on the Nasdaq National Market. To that end, ENStar has applied to have the ENStar Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENSR." The events described above, including the Distribution, are conditioned upon consummation of the Merger; however, the offering of the Debentures made hereby is not conditioned upon consummation of the transactions contemplated by the Reorganization Agreement.

     As consideration for the transfer by NSU to ENStar of the common stock of Americable, Transition and CorVel, ENStar has agreed to enter into the Distribution Agreement whereby NSU will contribute and transfer to ENStar all of NSU's right, title and interest in and to all of NSU's assets not previously transferred to ENStar, except for the following: (i) substantially all cash held by NSU, except up to $1.0 million, (ii) the 7,345,950 shares of Michael common stock owned by NSU, (iii) the capital stock of Merger Co., (iv) the rights of NSU under the Reorganization Agreement, the Distribution Agreement and the Orderly Disposition Agreement between NSU, James H. Michael and Jeffrey J. Michael and two limited partnerships controlled by Messrs. James and Jeffrey Michael (the "Orderly Disposition Agreement") which obligates the Michaels and the partnerships to, among other things, vote the shares held by them in favor of the Merger and (v) all net operating loss carryforwards and other tax attributes properly allocable to NSU following the Effective

Date. In addition, under the Distribution Agreement, ENStar will assume and agree to pay, perform and discharge all liabilities of NSU arising at any time prior to the time that the Merger becomes effective (the "Effective Time"), other than the following liabilities retained by NSU: (i) liabilities arising from the assertion of dissenters rights by NSU shareholders in connection with the Merger, (ii) obligations under the Reorganization Agreement, the Distribution Agreement and the Orderly Disposition Agreement, and (iii) NSU's indebtedness represented by NSU's outstanding subordinated debentures, subordinated extendible time certificates, subordinated fixed time certificates and bank debt. Such indebtedness will remain outstanding under indentures with respect to which ENStar is the obligor; however, under the Distribution Agreement, NSU (Michael after the Merger) will be obligated to pay such indebtedness in accordance with its terms and, in all events, in full within six months following the Merger.

     Pursuant to the Distribution Agreement ENStar will also indemnify NSU and Michael and any subsidiaries of Michael against certain liabilities including:
(i) all liabilities (other than the liabilities assumed by NSU) of NSU or any NSU subsidiary (other than Michael and its subsidiaries), arising out of: (a) the liabilities transferred to ENStar by NSU and (b) the transactions contemplated by the Distribution Agreement, including the Distribution and any taxes as a result of the Distribution (other than (X) any liabilities resulting from any breach by NSU, after the Effective Date, of the Distribution Agreement,
(Y) any liability of NSU for taxes resulting from a breach by NSU of certain restrictions on merger of Michael with other entities for two years after the Effective Date, and (Z) obligations, after the Effective Date, expressly assumed by NSU under the Distribution Agreement); (ii) all liabilities arising from any claim made by any shareholder of ENStar on or after the Effective Date or by any shareholder or former shareholder of NSU prior to the Effective Date relating to any act or omission of NSU on or prior to the Effective Date in connection with the Merger or any of the other transactions as contemplated by the Reorganization Agreement; (iii) all liabilities assumed by ENStar in the Distribution Agreement relating to the employee benefit plans of NSU; (iv) all liabilities of ENStar or any subsidiary of ENStar arising out of transactions or events entered into or occurring after the Effective Date, or any action or inaction, including but not limited to, contracts, commitments and litigation, with respect to, entered into or based upon transactions or events occurring after the Effective Date with respect to ENStar or any subsidiary of ENStar (other than liabilities assumed by NSU); (v) any breach of the Distribution Agreement by ENStar or any subsidiary of ENStar after the Effective Date; and
(vi) damages, costs, and expenses including attorney's fees incurred in defending and settling claims for such liabilities.

     From and after the Effective Date, NSU will indemnify ENStar and any ENStar subsidiary against: (i) all liabilities of NSU, Michael or any subsidiary of NSU or Michael arising out of transactions or events entered into or occurring after the Effective Date, or any action or inaction, including but not limited to, contracts, commitments and litigation, with respect to, entered into or based upon transactions or events occurring after the Effective Date with respect to NSU, Michael, any subsidiary of NSU after the Effective Date or any subsidiary of Michael, other than any liability arising out of liabilities transferred to ENStar by NSU; (ii) all liabilities relating to liabilities assumed by NSU;
(iii) all liabilities of Michael or any subsidiary of Michael arising before, on or after the Effective Date; (iv) all liabilities arising from any claim made by any current or former Michael stockholder or shareholder of NSU after the Effective Date who was a Michael stockholder or NSU shareholder immediately prior to the Effective Date relating to any act or omission of Michael in connection with the Merger or any of the other transactions contemplated in the Reorganization Agreement or the Distribution Agreement; (v) any breach of the Distribution Agreement by NSU after the Merger Effective Date; and (vi) damages, costs and expenses including attorney's fees incurred in defending and settling claims for such obligations, expenses or liabilities.

     The Distribution Agreement provides for certain procedures for the parties to assert claims for indemnification thereunder, including the mediation and arbitration of disputes arising under the Distribution Agreement. In the event that NSU realizes a benefit in the form of a reduction in the federal or state income taxes which NSU would otherwise be obligated to pay, as a result of the net operating loss carryforwards properly allocable to NSU from all tax periods prior to or ending on the Effective Date, ENStar has the right to set-off the amount of any such tax savings against any liability of ENStar under the Distribution Agreement (including the indemnification obligations described above).

     The Distribution is expressly conditioned on the prior consummation of the Merger and the satisfaction of certain other conditions set forth in the Distribution Agreement. In the Distribution, each NSU shareholder of record on the record date for the Distribution will receive one share of ENStar common stock for every three shares of NSU common stock held by such holder on such date.

UNCONSOLIDATED SUBSIDIARY

     CorVel. Since its initial public offering in June 1991, CorVel has been operated as an independent company. As a less-than-majority-owned subsidiary of NSU, CorVel's operations have not been consolidated with ENStar, and ENStar's investment in CorVel is accounted for under the equity method of accounting. The following summary of CorVel's business has been prepared from information reported by CorVel. Additional information regarding CorVel is available from the reports and other documents prepared and filed by CorVel with the Commission.

     CorVel is an independent nationwide provider of medical cost containment and managed care services designed to address escalating medical costs. CorVel's services include preferred provider organizations, automated medical fee auditing, medical case management, independent medical examinations, utilization review and vocational rehabilitation services. Such services are provided to insurance companies, third party administrators and employers to assist them in managing the medical costs and monitoring the quality of care associated with medical claims.

     Since its initial public offering in June 1991, Jeffrey J. Michael and Peter E. Flynn, NSU have been members of the Board of Directors of CorVel. Based on the past service of Messrs. Michael and Flynn on CorVel's Board of Directors and the Company's position as a significant shareholder of CorVel, the Company believes that Messrs. Michael and Flynn will continue to serve as members of the CorVel Board of Directors and be nominated for re-election to the CorVel Board at the next annual meeting of stockholders of CorVel. There are no agreements, however, between ENStar and CorVel or any of CorVel's stockholders requiring the nomination of Messrs. Michael and Flynn or any designees of NSU for election as directors of CorVel.

     In connection with the Distribution, ENStar intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the Merger and Distribution. Neither ENStar nor Americable has any agreement with CorVel requiring CorVel to register the shares of CorVel Common Stock currently held by ENStar. In the absence of registration of its CorVel Common Stock, the ability of ENStar or, after the Distribution, Americable to sell the holdings of CorVel Common Stock will be limited to sales pursuant to Rule 144 of the Securities Act, and the volume limitations thereof, and to private negotiated sales, which may adversely affect the ability of ENStar and Americable to sell a large portion of holdings of CorVel Common Stock at a given time.

OPERATING SUBSIDIARIES

GENERAL

     Americable. Americable was organized as a Minnesota corporation in 1981 and was acquired by NSU in December 1986. Americable is a provider of networking and connectivity products and services used in providing solutions for customers operating a wide range of data communications systems. Americable's operations are organized into three business units, Americable Network Technologies, National Distribution Sales and Americable Custom Products, which are described in more detail below.

     Americable Network Technologies provides products and services designed to build and manage LAN and WAN infrastructures for large and medium sized end-users. As a network integrator, Americable offers customized, integrated solutions to meet its customers' LAN/WAN needs through a combination of a broad range of network electronics and software from leading manufacturers and through high-quality technical services.

     Americable supplies a wide array of voice and data communication related products such as cable (both copper and fiber optic), cable assemblies, components (blocks, jacks, connectors, patch cords, patch panels) and networking hardware. The principal focus of Americable's distribution business, conducted primarily through National Distribution Sales in Minneapolis, Minnesota, is to provide quality products, prompt reliable delivery of such products and strong customer service both before and after the products are sold. Americable sells to a wide range of customers throughout the United States in the voice and data communications aftermarket, including resellers, other distributors, systems integrators, installers and end-users.

     Through Americable Custom Products, Americable manufactures a wide variety of cable assemblies, subassemblies and specialty products for its customers. While some of these products are manufactured to standard specifications for sale by Americable through its distribution business, most are custom designed and manufactured by Americable to customer specifications. These customer designed products are manufactured for both end-users and OEMs.

     Americable has historically been a distributor of connectivity and networking products. As part of its business strategy, Americable has recently focused on increasing its level of service revenues, which are generally more profitable. Service revenue is primarily derived from network integration services such as network management, maintenance, design and implementation. Americable intends to implement this strategy through continued internal investments in additional sales, engineering and technical personnel at existing and new geographic locations in order to enhance its ability to satisfy the changing technology requirements of its customers.

     Transition. Transition develops, manufactures, markets and supports a broad line of data networking hardware products that provide physical connectivity for LANs and mini- and mainframe networks. Physical connectivity devices enable computing and other electronic devices to communicate over a LAN. These devices include high-speed switches, managed and unmanaged hubs, transceivers, media converters and other related networking devices.

     Transition's products include intelligent hubs and switches, passive and active terminal network products, including baluns, media converters and transceivers, unmanaged Ethernet and Token Ring hubs and related host modules, multi-port multi-media repeaters, network adapter cards and other passive devices. Transition sells its products to a number of volume distributors and VARs throughout the United States and certain countries world-wide. The customers that purchase Transition products through its network of distributors and VARs include system integrators, installers and end-users.

     Historically, in excess of 90% of Transition's revenues have been derived from the sale of its terminal and basic LAN products. These products have life cycles of 18 to 36 months and are generally sold based on price, availability and functionality. More recently, Transition has focused its product development and marketing efforts on expanding its advanced LAN products in an effort to increase sales with existing customers and participate in broader market opportunities. Due to the increasing design and manufacturing complexities associated with the integration of technologies, the development of advanced LAN products require a more substantial investment in engineering personnel and related costs. As a result, Transition's future operations are highly dependent on its ability to introduce advanced LAN products on a timely basis that meet customer demands.

INDUSTRY

     A growing number of organizations are re-engineering their businesses and are using PC-based network technology to enhance productivity. PC networks increase speed and flexibility, provide improved functionality to end-users and provide greater productivity, often at lower costs. The growth in demand for personal computers, along with recent advances in networking technology, have led to an increase in demand for interconnected LANs and WANs. Such networks facilitate efficient and rapid data communications among connected work groups and departments providing for more effective utilization of information and computing resources. As LANs have proliferated, demand for multi-vendor interoperability has led to industry standard network protocols and access methods such as Ethernet and Token-Ring.

     More recently there has been an increasing demand to connect users of LANs in other geographic areas using WANs. Applications such as online services, electronic mail, sharing of databases, multi-site product development and transaction processing are leading the demand for the inter-networking of LANs and

WANs. The integration of LANs and WANs requires data communication products which efficiently, reliably and quickly transmit data to appropriate locations.

     In the face of this rapidly changing technological environment, the decision-making process that organizations face when planning, selecting and implementing information technology solutions is growing more complex. Organizations must select from numerous product options with shortening life cycles. Although networks enhance business productivity, they typically present complex management problems and increased administrative costs. Thus, many organizations find it increasingly difficult and costly to maintain the internal infrastructure needed to support their networks. As a result of these trends, companies increasingly seek to outsource the management and support of their PC network infrastructure.

     According to Data Com Market Forecast, it is estimated that in 1995 the overall market in the United States for networking products and services was approximately $50 billion.

BUSINESS STRATEGY

     Americable. Americable's objective is to be a leading provider of a complete range of network products and services to medium to large sized enterprises throughout the United States. To meet this goal, Americable believes it must seek to maintain its current customer relationships and continually expand its customer base in the regions in which it operates, continue to develop strong relationships with its key suppliers, look for opportunities to expand its branch locations and develop and enhance its value-added service offerings.

     During 1995, approximately 5,200 customers purchased products or services from Americable. Management at Americable believes that preserving and enhancing these relationships is a constant priority. Continuous quality improvement in its operations along with expansion and enhancement of its product and service offerings are some of the means that Americable utilizes to enhance its customer relationships.

     Management at Americable also believes that developing strong relationships with the leading manufacturers of networking products allows Americable to offer its customers name brand products that provide the best value in meeting their networking needs. Americable has developed relationships with leading manufacturers within each of its principal product lines, such as Bay Networks, Inc., AMP Incorporated and Berk-Tek Inc. and seeks to add new relationships to expand its value-added service capabilities. Americable believes that utilizing a select range of suppliers allows it to provide superior customer service because its technical personnel are more familiar with the products sold and because such high quality products are generally more reliable. Further, such strong relationships result in greater continuity of product supply.

     From 1991 to 1995, Americable's domestic sales have increased from $27.6 million to $42.2 million. This increase in sales has been generated through internal growth at Americable's four principal locations in Atlanta, Chicago, Dallas and Minneapolis, primarily as a result of the addition of new sales, engineering and technical personnel. Also during 1995, Americable opened smaller satellite offices in Milwaukee, Wisconsin and Fargo, North Dakota. Americable plans to continue its growth strategy through the addition of new sales, engineering and technical personnel in both existing locations and new geographic markets. Americable also intends to look for opportunities to acquire businesses in the same or related industries in an effort to expand geographically or enhance its value-added service offerings.

     Since 1989, Americable has made substantial investments in the development of its value-added networking capabilities primarily through the addition of engineering and technical personnel. During 1995, Americable introduced a number of service offerings designed to provide its customers with customized integrated solutions to meet their unique network computing needs. Revenues from technical services and installation in 1995 represented 7% of Americable's total revenues, of which approximately 1% represents services performed by Americable personnel. The remaining portion of these services are rendered primarily through subcontractors engaged by Americable. Americable expects to continue utilizing the services of outside contractors in addition to its internal personnel in meeting its customers' needs. Americable believes there are opportunities to increase Americable's overall gross margins by increasing the volume of services that it currently offers to its customers and intends to focus on increasing its service revenues.

     Transition. The market for Transition's products is characterized by rapid technological change, constantly evolving industry standards and rigorous competition with respect to timely product innovation. Because the introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable, Transition believes that its future success will depend upon its ability to develop, manufacture and market new products and enhancements to existing products on a cost-effective and timely basis. Transition seeks to identify niche market opportunities for new or enhanced products and quickly respond by offering a new or enhanced product that may have greater capabilities, better functionability or flexibility, greater ease of use or equivalent capabilities or functionability but a lower price point than other competitive products.

     As LANs have proliferated, demand for multi-vendor interoperability has led to industry standard network protocols and access methods such as Ethernet, Token-Ring and Fiber Distributed Data Interface ("FDDI"). Transition has developed the majority of its LAN products using industry standards, primarily Ethernet. Ethernet's cabling media has evolved from coaxial cable to its associated 10BaseTL fiber optic cabling. Management at Transition believes that the LAN/WAN products market will continue to be driven by the migration of end-users to new applications that demand more speed and flexibility. Accordingly, Transition's research and development efforts have been targeted at high speed (100Mbs+) LANs and the integration of LANs and WANs into a single platform.

PRODUCTS AND SERVICES

     Americable. The following is a summary of Americable's consolidated sales by principal product group for 1995:


                                                                AS A PERCENT OF SALES
                                                                ---------------------
               Networking Products...........................            41%
               Services and Installation.....................             7%
               Cable Assemblies..............................            18%
               Bulk Cable....................................            18%
               Other Connectivity Products...................            16%


     In an effort to offer its customers a "One Company, One Call" solution, each of the above products and service groups is delivered through one or more of Americable's operating units. Each unit works in concert with the others to leverage Americable's product and service offerings across its broad customer base. Set forth below is a description of each unit's operations and market focus.

     Americable Network Technologies

     Through Americable Network Technologies, Americable provides products and services designed to build and manage LAN and WAN infrastructures for large and medium sized enterprises. As a network integrator, Americable offers the following customized, integrated LAN/WAN solutions:

     - Network Electronics -- Americable supplies, implements and supports a select range of suppliers of electronics and software platforms from manufacturers such as Bay Networks, Inc., 3Com Corp., Cisco Systems Inc., Shiva Corp., Novell Inc., Microsoft Corp., Sun Microsystems Inc. and Compaq Computer Corporation. Americable's line of network products include concentrators, hubs, switches and routers for both existing and emerging technologies such as Ethernet, Token Ring, FDDI, Fast Ethernet and Asynchronous Transfer Mode ("ATM").

     - Network Integration -- Americable's advanced engineering group utilizes network management and routing solutions in providing customers a range of options from simple remote access solutions to the largest multi-protocol inter-networking routers currently available.

     - Network Management -- Americable's network management solutions provide customers assistance with network troubleshooting, diagnostics, security, optimization and proactive network maintenance. Americable installs Bay Networks, Inc.'s Optivity network management software, one of the leading network management software systems in the industry. Americable can also supply each of the four industry-leading network management system (NMS) platforms including: Hewlett Packard's OpenView/UNIX and OpenView/DOS, Sun Microsystems' SunNet Manager, IBM's NetView/6000 and Novell's NetWare Management System (NMS).

     - Network Applications -- Americable offers remote access products and services that allow the end-user to operate outside of his or her office while still being able to connect to his or her LAN.

     - Structured Wiring Systems -- Americable provides project management, design and implementation of structured wiring systems for data communications.

     - Network Maintenance Services -- Americable provides a broad line of maintenance services including fixed fee network support, telephone support, guaranteed response times, next business day on-site response for problem resolution, "spare-in-the-air" hardware replacement and cabling system diagnosis and repair. In addition, Americable offers several fixed price service offerings for preventative maintenance such as CASE (Cable Analysis Service) and EASE (Enterprise Analysis Service).


     - Network Security -- Americable is capable of providing security services for customers with Internet and intranetwork applications. Americable is an authorized reseller of the CheckPoint Fire Wall - 1, a security product offered by CheckPoint Software Technologies, Ltd.


     Americable is committed to providing networking products, services and systems to customers of all sizes in the geographic areas served by its four principal regional offices. Sales from Americable Network Technologies constituted approximately 74% of Americable's net sales in 1995. In addition to value-added distribution sales, Americable Network Technologies will oversee the design and implementation of projects involving multiple LANs across a wide area network, consisting of multi-vendor hardware products and several thousand nodes. Value-added projects generally range in size from $10,000 to $500,000. During 1995, sales derived from value-added projects and services consisted of approximately 18% of Americable's net sales. Value-added projects and services sales include sales of products such as bulk cable, cable assemblies and networking devices and services such as training, installation and maintenance.

     National Distribution Sales

     Through its distribution business, operated principally through National Distribution Sales, Americable maintains a wide variety of high-quality products in its inventory. Product inventory ranges from connectivity products such as bulk cable, connectors, patch panels, racks and other cable accessories to more complex networking electronic devices such as concentrators, hubs, switches and routers. As a distributor, Americable generally inventories products from multiple manufacturers. Principal manufacturers of connectivity products include Berk-Tek, Inc., Amp Incorporated, General Cable Corp., The Siemon Company and Leviton Manufacturing, Inc. In addition, in an effort to reduce its inventory levels, Americable purchases a number of networking products through large distributors such as Tech Data Corporation, Gates/Arrow and Ingram Micro, Inc.

     Americable also maintains an integrated, real-time, on-line computerized system for order entry, fulfillment and inventory control. This on-line computer system allows sales personnel to advise customers over the phone of product specifications, availability and order status. All orders are normally shipped within 24 hours of receipt and, when necessary, can be shipped on a "same-day" basis.

     National Distribution Sales seeks to add value for its customers by providing superior customer service. All of Americable's sales representatives and other sales and marketing personnel are trained to assist customers in product selection, implementation and system upgrading and expansion. The National Distribution Sales sales representatives are supported by the technical staff of Americable Network Technologies, who have a broad range of expertise in various networking technologies.

     National Distribution Sales services customers of all sizes in the voice and data communications aftermarket. Customer orders range in size from under $50 to several hundred thousand dollars. Average order size of the division during 1995 was approximately $600. The distribution business of Americable (including sales of cable assemblies) constituted approximately 26% of Americable's net sales in 1995.

     Americable Custom Products

     As a natural extension of its distribution business, and consistent with Americable's marketing strategy to be a single-source provider for its customers, Americable Custom Products provides a manufacturing capability to satisfy the individual needs of those customers that may require custom or specialty cable assemblies. Americable, working to its customers' specifications, can manufacture custom designed products such as copper, fiber-optic, small computer system interface (SCSI) and AS/400 cable assemblies and subassemblies.

     All Americable manufactured products are subject to strict quality control standards to insure that they are of the same high quality as other, vendor manufactured, distributed products. During 1997, Americable expects to complete the process of implementing the quality standards of ISO 9002 for its manufacturing and primary distribution operation in Minneapolis. ISO 9002 is an international protocol for documenting processes and procedures used in establishing a consistent manufacturing quality system.

     Sales from Americable Custom Products are generated from both end-user and OEM customers. For 1995, sales to OEM customers constituted approximately 26% of total cable assembly sales and approximately 5% of Americable net sales.

     Transition. Transition's products encompass three inter-networking and physical connectivity product families, which include (i) passive and active terminal network products, (ii) basic LAN products and (iii) advanced LAN products. These products encompass LAN and WAN Components, which allow Transition to offer work-group and enterprise-wide networking solutions. The following table sets forth the percentage of sales attributable to each product family:

                                                                       AS A PERCENT OF SALES
                                                                       ---------------------
        Terminal network products...................................             27%
        Basic LAN products..........................................             63%
        Advanced LAN products.......................................             10%

     The terminal products family of products includes both passive and active connectivity devices such as baluns, media converters, and transceivers that attach personal computers to a network, thereby enabling the user to communicate with other users in the LAN. In addition, Transition's "PowerStar" line of active hubs provide cost-effective solutions for converting a S/3X or AS/400 Twinax daisy chain topology to an unshielded twisted pair star topology, thereby improving network reliability and flexibility. During 1995, the terminal products family comprised approximately 27% of Transition's net sales.

     Transition's basic LAN product line includes unmanaged Ethernet and Token Ring hubs and related host modules; multi-port multi-media repeaters that regenerate the signal, thereby allowing expansion capabilities and providing connectivity and management of the different cabling schemes used throughout a LAN; network adapter cards that provide direct connection from the personal computer to a LAN; and other passive devices that provide a structured wiring system for mini- and mainframe computer environments. Transition has developed its Ethernet and Token Ring LAN products using industry standards. During 1995, the basic LAN product line comprised approximately 63% of Transition's net sales.

     The advanced LAN product family of Transition is a potentially high growth product area with devices that utilize computer processors and sophisticated internal software to manage and direct information across complex networks. Transition's advanced LAN products are led by a multi-function hybrid bridge/router that allows high speed switching across networks. This group of products also includes manageable, stackable Ethernet and Token Ring hubs. Transition believes that as network centric systems continue to grow in sophistication, this product area will provide additional revenue opportunities. The majority of Transition's research and development has been concentrated in advanced LAN products with new offerings planned for 1996. During 1995, the advanced LAN product family comprised approximately 10% of Transition's net sales.

Transition expects a significant portion of its sales growth in the future will be derived from the introduction of new advanced LAN products; provided, however, that there can be no assurance that Transition will be able to develop and introduce new LAN products in a timely manner or at all or that any such products will gain market acceptance and, accordingly, that the sales growth will be achieved, if at all.

MARKETING AND CUSTOMERS

     Americable. Americable provides its products and services to customers in various industries including health care, financial services, manufacturing and education. Americable also sells products to a number of installers, resellers, other distributors and system integrators. Customer relationships are developed both face-to-face and via the telephone.

     Americable's marketing strategy is two-tiered. A national effort is centered on telemarketing through National Distribution Sales in Minneapolis, Minnesota. Additionally, Americable operates each of its business units from its four principal regional offices in order to provide its customers in each region the full array of value-added networking products and services offered by the company.

     Americable employs 20 outside sales representatives in addition to 40 telemarketing and sales support representatives. The sales force is supplemented by 30 regional technical service engineers and technicians and two corporate product managers. Americable sales representatives undergo continuous training and attend company-sponsored classes in order to enhance their technical expertise and marketing techniques. Also, many of Americable sales and technical personnel attend vendor-sponsored training and education programs mandated by such vendors in order for Americable to qualify as a licensed reseller of their products.

     Americable also uses direct mailings, brochures and catalogs in marketing the products that it distributes. Americable's catalog, which generally is published every 18 months, is designed to provide end-users with not only product specifications, but additional technical information to assist them in connection with their system design. Americable's latest catalog was released in April 1996.


     During 1995 and the first nine months of 1996, Mayo Foundation accounted for approximately 11% and 14%, respectively, of net sales. In addition, in 1995 and the first nine months of 1996, Americable derived approximately 61% and 65%, respectively, of its sales from its largest 100 customers.



     Transition. Transition distributes its products through a number of volume distributors and VARs throughout the United States and in over 50 countries worldwide. Distributors and VARs purchase Transition's products at standard discounts based on certain volume-based incentive programs. Transition's international sales have accounted for a substantial portion of its sales growth, coming primarily from the United Kingdom, South Africa, Australia and Sweden. During 1995 and the first nine months of 1996, revenues from outside the United States accounted for approximately 37% and 35%, respectively, of net sales.


     Transition's continued growth will be dependent, in part, upon its ability to expand its domestic and international distributor base with high quality VARs. A significant benefit for a distributor or VAR is that Transition does not sell directly to end-users. Transition's distributors and VARs carry other products that are complementary to, and compete with those of Transition, and these non-exclusive distributors and VARs may choose to give higher priority to products of other suppliers or competitors.

     Transition has several marketing programs to support the sale and distribution of its products. Its marketing programs are designed to generate sales leads for its distribution channels, as well as to enhance brandname recognition. Transition's marketing activities include frequent participation in industry trade shows, advertising in major trade publications, public relations campaigns, the distribution of sales literature and product specifications, and ongoing communications with its distributors. In addition, Transition offers comprehensive pre- and post-sales technical support, distributor/VAR product training, and a strategic test partner program. Transition utilizes reseller incentive programs such as co-op funds to increase localized print advertising and name recognition. The marketing budget has been increased for both 1995 and 1996 to enhance Transition's image and name recognition.

RESEARCH AND DEVELOPMENT

     Transition. Transition performs all of its research and development activities at its headquarters in Eden Prairie, Minnesota. Transition believes that its future success depends on its ability to achieve market acceptance of new product offerings, especially in the advanced LAN products area. The engineering staff has increased by 36% since the end of 1994, to accelerate development in this area. Although there can be no assurance that its development efforts will result in commercially successful products, Transition intends to continue to make substantial investments in the development of new and enhanced products. Research and development expenses were approximately $1.2 million (10% of net sales) in 1994, $1.0 million (7% of net sales) in 1995 and $1.2 million (9% of net sales) for the nine months ended September 30, 1996.

MANUFACTURING

     Americable. Americable's manufacturing operations consist of the manufacture of custom or specialty cable assemblies including copper, fiber-optic, small computer system interface (SCSI) and AS/400 cable assemblies and subassemblies through its Americable Custom Products division.

     Transition. Transition's manufacturing operations consist primarily of the final assembly and quality control testing of materials, components and subassemblies. Transition uses third parties to perform printed circuit board assembly. Transition's products include certain components that are currently available from single or limited sources and may require long order lead times. Any reduction in supply or substantial change in costs of components could affect Transition's ability to deliver its products in a timely and cost-effective manner and may adversely impact Transition's operating results.

COMPETITION

     Americable. Americable faces substantial competition within each of its business segments from a large number of companies, some of which are larger, have greater financial resources, broader name recognition and, in many cases, lower product and operating costs than Americable. Americable Network Technologies faces competition from large system integrators such as AmeriData Technologies, Inc., Vanstar Corporation and a significant number of smaller regional and network integrators. Significant competitors in the National Distribution Sales unit's business include Anixter International, Inc. and Graybar Electric Co., Inc. The products of Americable Custom Products are not protected from competition by virtue of any proprietary rights such as trade secrets or patents. Americable Custom Products encounters competition from domestic companies such as Kent Electronics Corporation and a number of smaller domestic companies, in addition to a number of products manufactured outside the United States.

     Transition. The industry in which Transition operates is highly competitive, and Transition believes that such competition will continue to intensify. The industry is characterized by rapid technological change, short product life-cycles, frequent product introductions and evolving industry standards. Transition competes with a number of independent companies focused on designing and manufacturing products for the LAN market, including, among others, 3Com Corp., Bay Networks, Inc., Cabletron System, Inc., Allied Telesyn International, and Digi International. Most of Transition's competitors are established companies with significantly greater financial resources, more extensive business experience, and greater market and service capabilities than Transition. There can be no assurance that Transition will be able to compete successfully.

     Transition's ability to compete successfully depends upon its ability to adapt to market changes on a timely basis. There are many networking products currently being offered in the market segments in which Transition competes. Transition believes that customers evaluate competing products on the basis of required product features for a particular installation, performance, price and ease of use. In addition, after installation, customers evaluate the suppliers' ability to provide readily accessible on-site/remote technical support, if required, and its reliability when deciding on future orders for additional equipment. Failure to obtain significant customer satisfaction or market share could have a material adverse effect on Transition.

PROPERTIES

     Americable. Americable's headquarters are located in a 20,000 square foot facility in a suburb of Chicago, Illinois. Americable's principal distribution and manufacturing operations are located in Minneapolis, Minnesota (39,000 square feet). This facility includes office, warehouse and production space. Americable also has branch operations in Dallas, Texas (10,000 square feet), and Atlanta, Georgia (9,900 square feet) in addition to satellite offices in Milwaukee, Wisconsin and Fargo, North Dakota. All of Americable's facilities are leased.

     Transition. Transition's headquarters, including its executive and corporate administration offices, manufacturing, sales and technical support are located in Eden Prairie, Minnesota, which consists of approximately 24,000 square feet of leased space.

LEGAL PROCEEDINGS

     Americable and Transition are engaged in routine litigation incidental to their respective businesses, which management believes will not have a material adverse effect upon the business or consolidated financial position of either company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF ENSTAR

     The directors and executive officers of ENStar are as follows:

            NAME              AGE                     POSITION
----------------------------  ---   --------------------------------------------
James H. Michael............  75    Chairman of the Board of Directors
Miles E. Efron..............  69    Director
Richard J. Braun............  51    Director
Jeffrey J. Michael..........  39    Director, President and Chief Executive
                                    Officer
Peter E. Flynn..............  36    Executive Vice President
Thomas S. Wargolet..........  33    Chief Financial Officer and Secretary
Gary L. Eizenga.............  49    President and Chief Executive Officer,
                                    Americable
C.S. Mondelli...............  45    President and Chief Executive Officer,
                                    Transition

     Except as noted below, each of the directors and executive officers of ENStar has served in the capacity or capacities indicated above since March 1996.

     Mr. James H. Michael has served as Chairman of the Board of NSU since July 1991. Mr. Michael is Chairman of the Board of Michael, and is the father of Jeffrey J. Michael, ENStar's and NSU's President and Chief Executive Officer.

     Mr. Miles E. Efron has served on the Board of Directors of NSU since July 1991 and is a senior advisor to NSU. Mr. Efron was President and Chief Executive Officer of NSU from October 1988 to December 31, 1990, and was Senior Vice President of NSU from 1985 until October of 1988. Mr. Efron also is a director of Michael.

     Mr. Richard J. Braun currently serves as Chief Executive Officer of Silicon Biology, Inc., a technology company specializing in generic classification technology, and as a principal of Excelsior Investment Group Ltd. Mr. Braun was the Managing Director of Headwaters Capital Management L.L.C. during 1995. From 1992-1994, Mr. Braun served as Chief Operating Officer and a Director of Employee Benefit Plans, Inc., and from 1989-1991 was Executive Vice President, Chief Operating Officer and a Director of Reich and Tang L.P., a publicly held investment advisor and broker-dealer. From 1988-1989, Mr. Braun served as President and Chief Executive Officer of Super Cycle, Inc., a former subsidiary of NSU. Mr. Braun is a director of RSI Systems, Inc.

     Mr. Jeffrey J. Michael has served as President and Chief Executive Officer of NSU since December 1990. Mr. Michael served as Vice President-Finance from April 1989 to December 1990. Prior to April 1989, Mr. Michael was employed by NSU in various capacities. Jeffrey J. Michael is the son of James H. Michael. Mr. Michael is also a director of Michael and CorVel.

     Mr. Peter E. Flynn has served as Executive Vice President, Chief Financial Officer and Secretary of NSU since December 1990. In December 1992, he also became the President and Chief Operating Officer of Transition. Mr. Flynn served as Treasurer of NSU from April 1989 to December 1990. Prior to joining NSU in 1990, Mr. Flynn was an Audit Manager with Arthur Andersen & Co. Mr. Flynn was elected to the Board of Directors in July 1991, and also serves as a director of CorVel.

     Mr. Thomas Wargolet joined NSU in September 1989 and has been its Controller since that time. Mr. Wargolet was also the Director of Finance of Americable from September 1991 until January 1995. Since January 1995, Mr. Wargolet has been the Vice President of Finance and Operations of Americable. Prior to joining NSU in 1989, Mr. Wargolet was an Audit Senior with Arthur Andersen & Co.

     Mr. Gary Eizenga joined Americable in September 1989 as Chief Operating Officer and held that position until January 1991, at which time Mr. Eizenga became President and Chief Executive Officer of

Americable. Prior to joining Americable, Mr. Eizenga held various positions with American Hospital Supply, a division of Baxter International.

     Mr. C.S. (Sal) Mondelli joined Transition in February 1995 as Vice President of Sales and Marketing, prior to becoming President and Chief Executive Officer of Transition in July 1996. Prior to joining Transition Mr. Mondelli was an Executive Vice President with Prodea Software Corporation and served in a variety of marketing and management positions with IBM Corporation.

     Officers of ENStar will be elected annually by the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS OF ENSTAR

     ENStar relies on the Compensation Committee of the Board of Directors (composed of non-employee members) (the "Compensation Committee") to recommend the form and amount of compensation to be paid to ENStar executive officers.

     At the Compensation Committee meeting held on March 5, 1996, base annual salaries for Messrs. Jeffrey J. Michael, Flynn and Wargolet of $175,000, $150,000 and $90,000, respectively, were established by the Compensation Committee and approved by the ENStar Board of Directors, subject to consummation of the Reorganization. The Compensation Committee also discussed a proposed bonus program that would provide for the payment of certain cash bonuses to the ENStar officers based on ENStar's financial performance. Similar to the cash bonus arrangements that NSU has established from time to time in the past, cash bonuses for officers of ENStar would be earned based on a structured formula. Performance targets would be established based on budgeted annual operating results and cash bonuses would be calculated as a percentage of such officers' base salary depending on actual financial performance compared to the performance targets. It is anticipated that such bonuses will range from 0% to 75% of the officers' base salaries, depending upon the officer's position with the Company. The establishment of the bonus program, the performance targets relating thereto and the percentage of an officer's salary subject to such bonus will be determined subsequent to the consummation of the Reorganization.

     Mr. Eizenga will continue to receive the same base compensation and participate in the incentive compensation program at Americable. Mr. Eizenga was paid a base salary of $162,500 in 1995, and received a bonus of $65,000, based on Americable's 1995 financial performance.

     Mr. Mondelli will be paid a base salary of $120,000 in 1996 and is eligible to receive a bonus based on Transition's 1996 financial performance.

     The Compensation Committee also approved the granting of non-qualified stock options under the ENStar 1996 Stock Incentive Plan to each of Messrs. Jeffrey J. Michael, Flynn and Wargolet at its March 5, 1996 meeting. Such options provide for the purchase of 28,500, 23,500 and 14,250 shares of ENStar Common Stock, respectively, at an exercise price per share of $9.00. The options granted to Messrs. Jeffrey J. Michael, Flynn and Wargolet vest 25% per year over four years and have a term of ten years. Such options terminate automatically if the Reorganization is not consummated prior to the first anniversary of the date of grant. The Compensation Committee currently does not plan to issue ENStar stock options to Mr. Eizenga or Mr. Mondelli.

     The Compensation Committee intends to generally adhere to compensation policies that reflect the belief that ENStar must attract and retain individuals of outstanding ability and motivate and reward such individuals for sustained performance. The Committee also believes the ENStar levels of compensation should generally be in line with what the executive officers of ENStar were offered in their capacities as executive officers of NSU. On an ongoing basis, the type and amount of compensation to be paid by ENStar to its officers will be entirely discretionary and within the subjective judgment of the Compensation Committee. It is currently anticipated that none of the officers of ENStar, other than Mr. Eizenga, will have employment agreements with ENStar.

COMPENSATION OF DIRECTORS OF ENSTAR

     Directors who are not officers or employees of ENStar receive an annual retainer of $8,000. Such directors also receive $300 per meeting for each meeting of a committee of the Board of Directors that they attend. Directors incurring travel expenses to attend meetings are reimbursed in full. ENStar non-employee directors are eligible to receive certain stock options pursuant to the ENStar 1996 Stock Incentive Plan discussed below.

COMMITTEES OF THE BOARD OF ENSTAR

     Audit Committee. ENStar has established a standing Audit Committee, which consists of Mr. Efron and Mr. Braun with Mr. Braun serving as Chairman. The Audit Committee will review and make recommendations and reports to the Board with respect to (i) the independent auditors, (ii) the quality and effectiveness of internal controls, (iii) engagement or discharge of the independent auditors,
(iv) professional services provided by the independent auditors, and (v) the review and approval of major changes in NSU's accounting principals and practices.

     Compensation Committee. ENStar has a standing Compensation Committee which consists of Mr. Efron as Chairman and Mr. Braun. The Compensation Committee will consider and recommend to the Board salary schedules and other remuneration for ENStar's executive officers. This committee will also administer the ENStar 1996 Stock Incentive Plan.

1996 STOCK INCENTIVE PLAN

     On March 5, 1996, the Board of Directors of ENStar approved and adopted, and NSU, as sole shareholder of ENStar, approved the ENStar 1996 Stock Incentive Plan (the "Plan"). The Plan permits the granting of a variety of different types of awards: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights (SARs); (iii) restricted stock and restricted stock units; (iv) performance awards; (v) dividend equivalents; and (vi) other awards valued in whole or in part by reference to or otherwise based upon ENStar Common Stock. The Plan contains limitations on the number of shares an employee may be granted annually and on assignment or transfer of awards. The aggregate number of shares of ENStar Common Stock that may be issued under all awards granted under the Plan is 300,000 (subject to adjustment in certain circumstances). The Compensation Committee has the authority to select the individuals to whom awards under the Plan are granted and to determine the terms and types of awards to be granted.

     Any employee, officer, consultant or independent contractor of ENStar and its affiliates selected by the Committee is eligible to receive an award under the Plan. Each non-employee director of ENStar, upon his or her initial election as a director, shall be granted an option to purchase 4,000 shares of ENStar Common Stock. Commencing with the 1997 Annual Meeting, each non-employee director of ENStar also shall be granted an option to purchase 1,000 shares of ENStar Common Stock on the date of the annual meeting of shareholders each year if the director will remain in office immediately following such meeting. The exercise price of each option shall be equal to 100 percent of the fair market value per share on the date of grant. Such options shall be non-qualified stock options, shall become exercisable six months after the date of grant, and shall terminate on the fifth anniversary of the date of grant or earlier, under certain circumstances.

     In connection with their election as directors and the adoption of the Plan, each of Messrs. James H. Michael, Miles E. Efron and Richard J. Braun were granted an option to purchase 4,000 shares of ENStar Common Stock. The exercise price of such options is at $9.00 per share. The options are expressly subject to the consummation of the Reorganization.

EIZENGA AGREEMENT

     Gary L. Eizenga is a party to a Stock Option Agreement, dated September 27, 1989, pursuant to which he was granted an option to purchase from NSU up to 500 shares of the common stock of Americable, or approximately 2.5% of the outstanding shares of Americable, subject to adjustment in the event of a recapitalization, stock-split or stock dividend, at a price per share equal to the book value per share as of September 30, 1989, which was $873.12. Such option is exercisable through October 1, 1999, except that in the event of termination of Mr. Eizenga's employment, the option may be exercised only for a period of 90 days after such termination. The option may terminate as of an earlier date in the event of dissolution or liquidation of Americable. Mr. Eizenga and NSU are currently discussing a possible restructuring of Mr. Eizenga's option in connection with the Reorganization.

MONDELLI AGREEMENT

     In connection with C.S. Mondelli's employment by Transition in 1995, Transition agreed to award Mr. Mondelli an option to purchase up to 2% of Transition's outstanding common stock, on terms and conditions to be determined later. The terms of the grant have not yet been finalized.

                             PRINCIPAL SHAREHOLDERS

     NSU currently holds 100% of the outstanding capital stock of ENStar. After the Merger of Michael into a wholly-owned subsidiary of NSU and the subsequent Distribution of ENStar Common Stock to the holders of common stock of NSU, ENStar will be a publicly owned company whose stock will be held by the persons holding common stock of NSU prior to the Merger.

     The following table sets forth certain information with respect to the beneficial ownership of the common stock of NSU as of August 30, 1996, by each shareholder who is known by NSU to own beneficially more than 5 percent of the outstanding common stock of NSU, and by all officers and Directors of NSU as a group. These individuals and groups will own shares of ENStar Common Stock after the Distribution in amounts proportionate to the number of shares of common stock of NSU owned by each immediately prior to the Merger and Distribution.

                                                                    AMOUNT AND NATURE OF    PERCENT
               NAME AND ADDRESS OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP    OF CLASS
------------------------------------------------------------------  --------------------    --------
James H. Michael..................................................        3,084,400(1)        32.65%
  142 North Mississippi River Blvd.
  St. Paul, Minnesota 55104
Jeffrey J. Michael................................................        2,600,700(2)        27.53%
  5745 Seven Oaks Court
  Minnetonka, Minnesota 55345
Heartland Advisors, Inc...........................................          994,300(3)        10.52%
  790 North Milwaukee Street
  Milwaukee, Wisconsin 53202
All officers and directors as a group (6 persons).................        6,259,750(4)        62.72%

-------------------------
(1) Includes 2,826,494 shares of Common Stock held by 4J2R1C Limited Partnership, as to which Mr. James H. Michael, as managing general partner, exercises sole voting and dispositive power. Mr. James H. Michael has disclaimed any beneficial ownership of the shares beneficially owned by Mr. Jeffrey J. Michael.

(2) Includes 2,597,000 shares of Common Stock held by 3J2R Limited Partnership, as to which Mr. James H. Michael, as general partner, exercises sole voting and dispositive power. Mr. Jeffrey J. Michael has disclaimed any beneficial ownership of the shares beneficially owned by Mr. James H. Michael.

(3) Based on information in a Schedule 13D Report delivered to NSU showing information as of February 9, 1996 and indicating that Heartland Advisors, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and that Heartland Advisors, Inc. has sole voting power over 872,000 of such shares and sole dispositive power over all such shares.

(4) Shares shown as beneficially owned include 134,500 shares not outstanding, but which may be acquired within 60 days through the exercise of stock options by all officers and Directors as a group.

                           DESCRIPTION OF DEBENTURES

GENERAL


     The Debentures will be issued under an Indenture, dated as of November   ,
1996 between the Company and National City Bank of Minneapolis, as Trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and a copy is available for inspection at the principal executive offices of the Trustee. The following discussion summarizes certain provisions of the Indenture and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to in this Prospectus, such provisions or defined terms are incorporated herein by reference. Section and article references appearing below are to the Indenture.


     The Debentures are unsecured obligations of the Company and will rank on a parity with other outstanding unsecured obligations of the Company with the exception of Senior Indebtedness. See "-- Provisions Relating to
Debentures -- Subordination." There is no sinking fund or similar provision for payment of the Debentures at maturity. Maturing Debentures will be paid from general funds of the Company or from the sale of new Debentures.

     The interest rates payable on sold Debentures will be subject to change by the Company from time to time based on market conditions and the Company's financial requirements, but no such change will affect the interest rate on any Debentures purchased prior to the effective date of such change. (Section 2.02(b)). The interest rate applicable to the Debentures will be the rate set forth in this Prospectus or in a post-effective amendment to this Prospectus, if any, in effect as of the date of the issuance of such Debenture. (Section 2.02(b)). The Debentures will mature on the first day of the month immediately following the second, fifth and tenth anniversary of their respective dates of issue, unless previously redeemed at the option of the Company. Interest payable on the Debentures will be calculated based on a 365 day year.

     The Debentures will be issued only in registered form, without coupons, in any amount of $1,000 or more. (Section 2.02(c)).

     Of the $10 million of Debentures offered pursuant to this Prospectus, unless and until such time as ENStar Common Stock is quoted on the Nasdaq National Market, at the end of each calendar quarter of the Company, not more than 25% of the principal amount of the Debentures outstanding will have a 10-year maturity and not more than 35% of the principal amount of the Debentures outstanding will have a 5-year maturity. There can be no assurance that ENStar Common Stock will ever be quoted on the Nasdaq National Market.

PROVISIONS RELATING TO DEBENTURES

     Subordination. Payment of principal and interest on the Debentures is subordinated and subject to the prior payment in full of all Senior Indebtedness. (Section 10.01). Upon (i) the maturity of such Senior Indebtedness, including by lapse of time, acceleration or otherwise, (ii) the happening of an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or (iii) any distribution of the assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the holders of such Senior Indebtedness will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment. (Article 10).


     Under the Indenture, "Senior Indebtedness" means all Indebtedness (other than the Debentures), whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed, or guaranteed by the Company (and all renewals, extensions or refunding thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness is not senior or superior in right of payment to the Debentures. Senior Indebtedness under the Indenture also includes all NSU Assumed Indebtedness. (Section 10.02). "Indebtedness" means any indebtedness, contingent or otherwise, in respect of borrowed money, or evidence by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable. (Section 10.02).

     The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any subsidiary can create, incur, assume or guarantee. As a result of these subordination provisions, holders of the Debentures may recover less ratably than holders of Senior Indebtedness of the Company, in the event of insolvency. As of September 30, 1996, the Company had no outstanding Senior Indebtedness or other indebtedness, other than NSU Assumed Indebtedness in the aggregate amount of approximately $33.8 million. The NSU Assumed Indebtedness ranks senior to the Subordinated Debentures and represents indebtedness of NSU assumed by the Company in connection with the transfer by NSU to the Company of all of the capital stock of Americable and Transition and the shares of CorVel common stock. NSU has agreed to satisfy, and indemnify the Company in full for, all payment and other obligations in respect of such NSU Assumed Indebtedness. In addition, in connection with the Merger, Michael has agreed to cause NSU to pay in full all NSU Assumed Indebtedness within six months following consummation of the Merger.


     The Debentures to be sold pursuant to this offering rank in parity with each other. The Company may sell, and is permitted pursuant to the Indenture to sell, additional subordinated debentures ranking in parity with the Debentures being offered hereby.

     Interest. Interest on each Debenture will accrue from the date of issuance and will be payable, at the election of the initial purchaser, quarterly, at maturity, or if the Debenture is in a denomination of $5,000 or more, monthly. If interest is paid at maturity only, it will be compounded quarterly.

     The election by the purchaser at the time of the purchase for payment of interest at maturity may be changed only once to provide for the payment either quarterly or monthly. Accrued and unpaid interest as of the effective date of the change will be added to the principal amount of the Debenture and simple interest will be paid thereafter on the new principal amount. To change the payment option a holder of a Debenture must: (a) furnish the Company with a written notice of such election; (b) forward the actual certificate evidencing the Debenture to the Company for notation of current value and change in interest payment; and (c) provide such additional documentation and other materials as the Company deems necessary.

     Interest Accrual Date. Interest on the Debentures accrues from the date of issuance, which is deemed to be the date the Company receives a properly executed Subscription Agreement and appropriate funds, provided such are received prior to 3:00 p.m. on a business day. Otherwise, if the Company receives such funds on a nonbusiness day or after 3:00 p.m. on a business day, then the date of issuance will be deemed to be the next business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Minnesota legal holidays. (Sections 1.01 and 2.02(b)).

     Taxes. The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable regulations thereunder, judicial authority and current administrative ruling, all of which may be retroactively subject to change. Each prospective purchaser of Debentures is advised to consult his or her own tax advisor. Interest on the Debentures is taxable as it accrues, including interest on Debentures which is payable only at maturity. As a consequence, a holder of a Debenture who elects payment of interest at maturity is required to recognize the interest income on such Debenture as it accrues although payment of such interest is deferred until maturity. Under the Code, the Company is required to report the interest earned on Debentures with respect to each holder to the Internal Revenue Service. No portion of interest will be withheld for holders providing the Company with a taxpayer identification number on Forms W-8 or W-9, except on accounts held by foreign business entities. With respect to those investors who do not provide the Company with a taxpayer identification number on Forms W-8 or W-9, the Company will withhold 31% of any interest paid. It is the Company's policy that no sale will be made to anyone refusing to provide a taxpayer identification number on Forms W-8 or W-9.

     Additional Interest. In addition to the interest rates payable as set forth above, the Company may make such additional payments of interest, premiums or other benefits on such of the Debentures, in such amounts, in such form, on such terms and at such times as shall be determined from time to time by the Company ("Additional Interest"). (Section 2.02(b)). Such Additional Interest payments may be modified or discontinued at any time. (Section 2.02(b)). For example, such Additional Interest payments may be limited to new investors, or to current investors increasing or renewing their investments in the Company's

Debentures. Also, such Additional Interest payments may be limited to current or new investors residing in a particular geographic area.

     Redemption at the Option of the Company. The Company may, at its option, redeem any or all of the Debentures on at least 30 days notice to each holder of Debentures to be redeemed at his or her registered address at a price of 100% of the principal amount of the Debentures, plus accrued interest on a daily basis to the redemption date. (Section 3.04). The Company may select Debentures for redemption by interest rate or maturity. (Section 3.03). In the event of redemption of less than all of a series or class of Debentures selected for redemption by the Company, the Debentures will be chosen for redemption by the Trustee as provided in the Indenture, generally pro rata or by lot. (Section 3.03). On and after the redemption date, interest ceases to accrue on Debentures or portions of them called for redemption. (Article 3).

     Redemption by the Holder Upon Death; Offers by the Company to Repurchase Debentures. A maximum principal amount of $25,000 in one or more Debentures may be redeemed at the election of the estate of the original owner (if such person was still the holder) following such person's death, as established to the satisfaction of the Company. (Section 3.08(a)). The redemption price, in the event of such a death, will be the principal amount of the Debenture, plus interest accrued and not previously paid, to the date of redemption. (Section 3.08(a)). If two or more persons are joint record owners of a Debenture, the election to redeem will not apply until all record owners are deceased, except that, if the joint owners are husband and wife, the election may be made after the death of either spouse. (Section 3.08(d)). Except as described above, Debenture holders have no right to require redemption of amounts under the Debenture. Any offer to repurchase Debentures made by the Company at the holders' option will be made in compliance with any applicable tender offer rules under the Securities Exchange Act of 1934, as amended, including Rule 14e-1 thereunder. (Article 3).

     Modification of Indenture. The Indenture may be modified by the Company and the Trustee at any time or times with the consent of the holders of not less than a majority in principal amount of the Debentures that are then outstanding, but no modification of the Indenture may be made which will affect the terms of payment of, the principal of, or any interest on any Debenture, without the consent of the holder thereof, or reduce the percentage of Debenture holders whose consent to modification is required. (Section 9.02). Without action by the Debenture holders, the Company and the Trustee may amend the Indenture or enter into supplemental indentures allowing for uncertificated Debentures, clarifying any ambiguity or correcting any defect or inconsistency in the Indenture, making any change to the Indenture that does not adversely affect the legal rights of the Debenture holders, or increasing the aggregate principal amount of Debentures to be issued under the Indenture. (Article 9).

     Place, Method and Time of Payment. Principal and interest on the Debentures will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his or her address appearing in the register which the Company maintains for that purpose. (Section 2.06). Any payment of principal or interest which shall be due on a non-business day will be payable by the Company on the next business day immediately following such non-business day. (Section 11.07).

     Events of Default. An Event of Default is defined in the Indenture as being a default in payment of principal on the Debentures which has not been cured; a default for 30 days in payment of any installment of interest on the Debentures; acceleration of maturity of any Senior Indebtedness in an amount exceeding $500,000 under the terms of the instrument under which such Senior Indebtedness is or may be outstanding, if such acceleration is not annulled within 30 days after written notice; or certain events of bankruptcy, insolvency or reorganization or default in the performance or breach of any covenant or warranty of the Company in the Indenture and continuance of such default in performance or breach for a period of 60 days after notice of such default has been received by the Company from the Trustee or from the holders of at least 25% in principal amount of the outstanding Debentures. (Section 6.01). The Company is required to file annually with the Trustee an Officer's Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 4.03). The Indenture provides that the holders of a majority of the aggregate principal amount of the Debentures at the time outstanding may, on behalf of all holders, waive any past default or Event of Default except in payment of principal or interest on the Debentures. (Section 6.04).

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Debenture holders, unless such Debenture holders shall have offered to the Trustee reasonable indemnity. (Section 6.06(3)). Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the Debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. (Section 6.05). The Indenture contains certain limitations on the right of an individual Debenture holder to institute legal proceedings in the event of the Company's default. (Section 6.06).

     Satisfaction and Discharge of Indenture. The Indenture may be discharged upon the payment of all Debentures outstanding thereunder or upon deposit in trust of funds sufficient therefor, plus compliance with certain formal procedures. (Article 8).

     Reports. The Company plans to publish annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to any Debenture holder upon written request.

     Service Charges. The Company reserves the right to assess service charges for issuing Debentures to replace lost or stolen Debentures, changing the registration of a Debenture when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the Debenture by the holder to another holder. (Sections 2.05, 2.07 and 2.08).

     Any holder who requests the replacement of any interest payment check 10 days or less from issue date accepts any bank charges, including stop payment order charges. The charges amount will be subtracted from the replacement interest payment check.

     Transfer and Exchange. A holder may transfer or exchange Debentures in accordance with the Indenture. The Company, as the registrar under the Indenture, may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Debentures selected for redemption. (Section 2.07). Also, the Company is not required to transfer or exchange any Debenture for a period of fifteen business days before the maturity of such Debentures. (Section 2.07).

     Concerning the Trustee. The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined) and if any of the Indenture securities are in default it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debentures issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the Debentures. (Section 6.05). The Indenture provides that in case an Event of Default shall occur, and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. (Section 7.01(a)). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures issued thereunder, unless they shall have offered to the Trustee security and indemnity satisfactory to it. (Section 7.01(e)).

                             VALIDITY OF DEBENTURES

     Certain matters with respect to the validity of the Debentures offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                    EXPERTS

     The combined financial statements of ENStar (an operating unit of NSU) as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 have been audited by Grant Thornton LLP, independent auditors, as set forth in their report included herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of CorVel as of March 31, 1996, and 1995 and for each of the three years in the period ended March 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)

                     INDEX TO COMBINED FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF ENSTAR                                                          PAGE
-------------------------------------------------------------------------------------   ----
Combined Statements of Operating Unit Income for the nine months ended September 30,
  1996 and 1995 and for the three years ended December 31, 1995, 1994 and 1993.......    F-2
Combined Statements of Operating Unit Assets and Liabilities as of September 30, 1996
  and December 31, 1995 and 1994.....................................................    F-3
Combined Statements of Operating Unit Equity for the nine months ended September 30,
  1996 and for the three years ended December 31, 1995, 1994 and 1993................    F-4
Combined Statements of Operating Unit Cash Flows for the nine months ended September
  30, 1996 and 1995 and for the three years ended December 31, 1995, 1994 and 1993...    F-5
Notes to Combined Financial Statements...............................................    F-6
Report of Independent Certified Public Accountants...................................   F-13



FINANCIAL STATEMENTS OF CORVEL
-------------------------------------------------------------------------------------
Consolidated Statements of Income for the three years ended March 31, 1994, 1995 and
  1996...............................................................................   F-16
Consolidated Balance Sheets as of March 31, 1996 and 1995............................   F-17
Consolidated Statements of Stockholders' Equity......................................   F-18
Consolidated Statements of Cash Flows for the three years ended March 31, 1994, 1995
  and 1996...........................................................................   F-19
Notes to Consolidated Financial Statements...........................................   F-20
Report of Independent Auditors.......................................................   F-25
Consolidated Statements of Income for the six months ended September 30, 1995 and
  1996...............................................................................   F-26
Consolidated Balance Sheets as of March 31, 1996 and as of September 30, 1996........   F-27
Consolidated Statements of Cash Flows for the six months ended September 30, 1995
  and 1996...........................................................................   F-28
Notes to Consolidated Financial Statements...........................................   F-29

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
                  COMBINED STATEMENTS OF OPERATING UNIT INCOME


                                                     (UNAUDITED)
                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                  ------------------    -----------------------------
                                                   1996       1995       1995       1994       1993
                                                  -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)
Revenues.......................................   $49,151    $40,593    $54,891    $47,193    $46,756
Operating and product costs....................    36,147     29,075     39,525     34,328     32,599
                                                  -------    -------    -------    -------    -------
Gross profit...................................    13,004     11,518     15,366     12,865     14,157
Selling, general and administrative expenses...    12,594     10,900     14,333     13,567     14,182
Restructuring charges..........................        --         --         --         --      1,953
                                                  -------    -------    -------    -------    -------
Operating income (loss)........................       410        618      1,033       (702)    (1,978)
Interest expenses..............................      (191)      (210)      (247)      (348)      (361)
                                                  -------    -------    -------    -------    -------
Income (loss) before taxes and equity in
  earnings of unconsolidated subsidiary........       219        408        786     (1,050)    (2,339)
Income tax provision (benefit).................       122        230        405       (340)       (70)
                                                  -------    -------    -------    -------    -------
Income (loss) before equity in earnings of
  unconsolidated subsidiary....................        97        178        381       (710)    (2,269)
Equity in earnings of unconsolidated
  subsidiary...................................       956        872      1,191        996        745
                                                  -------    -------    -------    -------    -------
Net income (loss)..............................   $ 1,053    $ 1,050    $ 1,572    $   286    $(1,524)
                                                  =======    =======    =======    =======    =======
Pro forma income (loss) per share..............   $  0.32    $  0.32    $  0.49    $  0.09    $ (0.48)
                                                  =======    =======    =======    =======    =======
Weighted average shares outstanding............     3,307      3,284      3,217      3,235      3,146


   The accompanying notes are an integral part of these combined statements.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
          COMBINED STATEMENTS OF OPERATING UNIT ASSETS AND LIABILITIES


                                                                (UNAUDITED)        DECEMBER 31,
                                                               SEPTEMBER 30,    -------------------
                                                                   1996          1995        1994
                                                               -------------    -------     -------
                                                                          (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents.................................      $   174       $   246     $    74
  Accounts receivable, net of allowance for doubtful
     accounts ($527 in 1996, $400 in 1995 and $333 in
     1994)..................................................        9,704         8,784       7,516
  Inventories...............................................        6,629         6,631       6,083
  Prepaid expenses and other................................          367           274         237
  Net assets held for sale..................................           --         1,032         714
                                                                  -------       -------     -------
     Total current assets...................................       16,874        16,967      14,624
Property and equipment, net.................................        1,572         1,453       1,586
Goodwill....................................................        4,841         4,960       5,121
Investment in unconsolidated subsidiary.....................       13,199        11,682       9,627
Other.......................................................           26           189       1,285
                                                                  -------       -------     -------
                                                                  $36,512       $35,251     $32,243
                                                                  =======       =======     =======
LIABILITIES AND OPERATING UNIT EQUITY
Current liabilities
  Notes payable to bank.....................................      $ 1,115       $   937     $    --
  Current maturities of long-term debt......................           17         1,088         428
  Accounts payable..........................................        5,829         5,239       4,232
  Accrued expenses..........................................        5,522         5,163       3,613
                                                                  -------       -------     -------
       Total current liabilities............................       12,483        12,427       8,273
Long-term debt, less current maturities.....................          146           158       3,179
Deferred income taxes.......................................        3,490         2,972       2,615
Commitments and contingencies...............................           --            --          --
Operating unit equity.......................................       20,393        19,694      18,176
                                                                  -------       -------     -------
                                                                  $36,512       $35,251     $32,243
                                                                  =======       =======     =======


   The accompanying notes are an integral part of these combined statements.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
                  COMBINED STATEMENTS OF OPERATING UNIT EQUITY

                                 (IN THOUSANDS)



Balance at December 31, 1992.......................................................   $17,263
  Net loss.........................................................................    (1,524)
  Effect of equity transactions of unconsolidated subsidiary.......................       152
  Effect of restructuring charges..................................................       318
  Translation adjustment...........................................................      (198)
  Additional capital invested......................................................     1,024
                                                                                      -------
Balance at December 31, 1993.......................................................    17,035
  Net income.......................................................................       286
  Effect of equity transactions of unconsolidated subsidiary.......................        73
  Additional capital invested......................................................       782
                                                                                      -------
Balance at December 31, 1994.......................................................    18,176
  Net income.......................................................................     1,572
  Effect of equity transactions of unconsolidated subsidiary.......................        42
  Constructive dividend............................................................       (96)
                                                                                      -------
Balance at December 31, 1995.......................................................    19,694
  Net income (unaudited)...........................................................     1,053
  Effect of equity transactions of unconsolidated subsidiary (unaudited)...........       (45)
  Constructive Dividend (unaudited)................................................      (309)
                                                                                      -------
Balance of September 30, 1996 (unaudited)..........................................   $20,393
                                                                                      =======


   The accompanying notes are an integral part of these combined statements.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
                COMBINED STATEMENTS OF OPERATING UNIT CASH FLOWS


                                                 (UNAUDITED)
                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                             --------------------    --------------------------------
                                               1996        1995        1995        1994        1993
                                             --------    --------    --------    --------    --------
                                                                  (IN THOUSANDS)
Cash flows from operating activities
  Net income (loss).......................   $  1,053    $  1,050    $  1,572    $    286    $ (1,524)
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities:
     Equity in earnings of unconsolidated
       subsidiary.........................       (956)       (872)     (1,191)       (996)       (745)
     Non-cash restructuring charges.......         --          --          --          --       1,567
     Depreciation and amortization........        693         619         837         848         715
     Deferred income taxes................        (88)       (350)       (465)       (200)       (460)
     Translation adjustment...............         --          --          --          --        (198)
     Changes in operating assets and
       liabilities, net of effects of
       restructuring charges
       Accounts receivable................       (920)     (1,202)     (1,268)     (1,980)        819
       Inventories........................          2        (596)       (548)        420        (406)
       Accounts payable, accrued expenses
          and other.......................        856       2,363       2,202         653         213
                                             --------    --------    --------    --------    --------
     Net cash provided by (used in)
       operating activities...............        640       1,012       1,139        (969)        (19)
                                             --------    --------    --------    --------    --------
Cash flows from investing activities
     Capital expenditures.................       (693)       (458)       (543)       (541)     (1,089)
     Collections on notes receivable......        258          98       1,096         577         481
     Other................................        (95)         --          --          --          --
                                             --------    --------    --------    --------    --------
     Net cash provided by (used in)
       investing activities...............       (530)       (360)        553          36        (608)
                                             --------    --------    --------    --------    --------
Cash flows from financing activities
     Proceeds from long-term debt.........     50,238      41,287      56,073      48,868      23,267
     Payments on long-term debt...........    (51,143)    (42,732)    (57,497)    (48,704)    (23,693)
     Additional capital invested
       (constructive dividends)...........        723         920         (96)        782       1,024
                                             --------    --------    --------    --------    --------
     Net cash provided by (used in)
       financing activities...............       (182)       (525)     (1,520)        946         598
                                             --------    --------    --------    --------    --------
     Net increase (decrease) in cash and
       cash equivalents...................        (72)        127         172          13         (29)
Cash and cash equivalents at beginning of
  year....................................        246          74          74          61          90
                                             --------    --------    --------    --------    --------
Cash and cash equivalents at end of
  year....................................   $    174    $    201    $    246    $     74    $     61
                                             ========    ========    ========    ========    ========


   The accompanying notes are an integral part of these combined statements.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BUSINESS


     ENStar (the "Operating Unit" or the "Unit") is a subsidiary of North Star Universal, Inc. ("North Star"), comprised of Americable, Inc. ("Americable"), Transition Networks, Inc., ("Transition") and Eagle Engineering and Manufacturing, Inc. ("Eagle," which is included in net assets held for sale -- see Note 12), along with an equity investment in CorVel Corporation ("CorVel") and certain other assets. At December 31, 1995, North Star owned a 35% ownership interest in CorVel and following the sale of 350,000 shares in January 1996 and other equity transactions of CorVel, its ownership was reduced to 26% (see Note
8). The accompanying financial statements reflect a 27% ownership interest for all periods presented prior to 1996. The Operating Unit's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting.


     Americable is a provider of connectivity and networking products and services. Transition designs, manufactures and markets connectivity devices used in network applications.


     Pursuant to the terms of an agreement between North Star and Michael Foods, Inc. ("Michael Foods"), an unconsolidated subsidiary of North Star will be merged with and into Michael Foods and the net assets owned by the Unit will be transferred to a newly formed corporation, ENStar Inc. Under the terms of the agreement, the shares of ENStar Inc. will be declared payable in a tax free dividend to the North Star shareholders of record prior to the effective date of such merger and distributed immediately following the merger. The transaction is subject to the receipt of a favorable ruling from the Internal Revenue Service that the transactions are tax free to the shareholders of Michael Foods and North Star, the approval of both companies shareholders and other closing conditions. In connection with the transaction, the Unit intends to transfer all of its CorVel Common Stock to Americable to satisfy certain federal income tax requirements relating to the merger and distribution. As of September 30, 1996, the companies and the investments referred to in the first paragraph above, which will be contributed to ENStar Inc., have not yet been transferred. Separate financial statements of ENStar Inc. have been omitted since ENStar Inc. has insignificant assets and no operations as of, and for the period ended, September 30, 1996.


NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION The accompanying combined financial statements have been prepared from the books and records of the entities and investments described in Note 1. The combined financial statements include an allocation of general and administrative costs incurred by North Star in the management of the operating companies, investment holding and other assets of the Operating Unit. Management believes these allocations are reasonable and present the operations of the Unit as though it was operated on a stand alone basis. Additionally, Operating Unit equity includes the historical equity of each entity, other net assets contributed to the Operating Unit and intercompany payables owed to North Star. The annual net advances between the Operating Unit and North Star are considered additional capital invested from, or constructive dividends to, North Star. Accordingly, the accompanying combined financial statements may not necessarily be indicative of the results that would have been obtained if the Unit had been operated as a stand alone entity.


     Combined financial statements and related footnote data as of and for the nine months ended September 30, 1996 and 1995 are unaudited, but in the opinion of management of the Unit, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation thereof. The results of operations for the nine months ended September 30, 1996 and 1995 are not necessarily indicative of the results of a full year.


     PRINCIPLES OF COMBINATION Significant inter-unit balances and transactions have been eliminated.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     CASH AND CASH EQUIVALENTS The Unit considers its highly liquid temporary investments with original maturities of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximate fair value because of the short-term maturity of these investments.

     INVENTORIES Inventories are stated at the lower of average cost (determined on a first-in, first-out basis) or market. Inventories consist of the following (in thousands):


                                                                               DECEMBER 31,
                                                            SEPTEMBER 30,    ----------------
                                                                1996          1995      1994
                                                            -------------    ------    ------
                                                                     (IN THOUSANDS)
        Finished goods...................................      $ 4,813       $4,092    $2,864
        Purchased parts..................................        1,816        2,539     3,219
                                                               -------       ------    ------
                                                               $ 6,629       $6,631    $6,083
                                                               =======       ======    ======


     PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization for financial reporting purposes are provided on the straight-line method over the estimated useful lives of the respective assets which are generally three to five years. Property and equipment consist of the following (in thousands):


                                                                               DECEMBER 31,
                                                            SEPTEMBER 30,    ----------------
                                                                1996          1995      1994
                                                            -------------    ------    ------
                                                                     (IN THOUSANDS)
        Leasehold improvements...........................      $   341       $  304    $  276
        Office and computer equipment....................        4,318        3,720     3,262
                                                               -------       ------    ------
                                                                 4,659        4,024     3,538
        Less -- accumulated depreciation and
          amortization...................................        3,087        2,571     1,952
                                                               -------       ------    ------
                                                               $ 1,572       $1,453    $1,586
                                                               =======       ======    ======



     GOODWILL Goodwill is amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $1,704,000 at September 30, 1996 and $1,584,000 and $1,423,000 at December 31, 1995 and 1994. The Unit maintains separate financial records for each of its acquired entities and evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Unit modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See Note 3 for an impairment identified during 1993.


     ACCRUED EXPENSES. Accrued expenses consist of the following (in thousands):


                                                                               DECEMBER 31,
                                                            SEPTEMBER 30,    ----------------
                                                                1996          1995      1994
                                                            -------------    ------    ------
                                                                     (IN THOUSANDS)
        Payroll and related benefits.....................      $   895       $  749    $  439
        Insurance reserves...............................        1,095          905       794
        Discontinued operations..........................        2,069        1,614       545
        Other............................................        1,463        1,895     1,835
                                                               -------       ------    ------
                                                               $ 5,522       $5,163    $3,613
                                                               =======       ======    ======


     REVENUE RECOGNITION The Unit recognizes revenue from product sales at the time product is shipped to a customer. Service revenue is recognized at the time service is provided or ratably over the contractual service period.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     RESEARCH AND DEVELOPMENT. All research and development costs are charged to expense as incurred. Research and development expenses were approximately $1 million in 1995, $1.2 million in 1994, $822,000 in 1993 and $1.1 million and $710,000 for the nine months ended September 30, 1996 and 1995.



     PRO FORMA INCOME (LOSS) PER SHARE Pro forma income (loss) per share was computed based on the weighted average number of shares of North Star common stock outstanding (9,922,000 and 9,852,000 for the periods ended September 30, 1996 and 1995 and 9,650,000, 9,704,000 and 9,438,000 for the years ended
December 31, 1995, 1994 and 1993) after giving effect to the assumed exercise of North Star's outstanding stock options for North Star common stock, except when the effects are antidilutive. This weighted average number of shares was adjusted to reflect the distribution of ENStar Inc. common stock to North Star shareholders whereby one share of ENStar Inc. common stock will be issued to each holder of three shares of North Star common stock.


     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION The Unit increased its investment in its unconsolidated subsidiary by $70,000, $122,000 and $254,000 and Operating Unit equity by $42,000, $73,000 and $152,000 during the years ended December 31, 1995, 1994 and 1993, respectively, as a result of equity transactions of CorVel. In addition, during those years the Operating Unit had cash payments for interest of $247,000 in 1995, $348,000 in 1994, and $361,000 in 1993.


     For the nine months ended September 30, 1996 and 1995, the Unit's investment in its unconsolidated subsidiary decreased by $76,000 in 1996 and increased by $76,000 in 1995 while Operating Unit equity decreased by $45,000 and $18,000, net of deferred taxes, during 1996 and 1995. In addition, the constructive dividend for the nine months ended September 30, 1996, includes $1,032,000 of net assets held for sale which were transferred by the Operating Unit to North Star as discussed in Note 12.


     RECENTLY ISSUED ACCOUNTING STANDARDS The Financial Accounting Standards Board has issued two accounting standards which the Unit is required to adopt January 1, 1996. The first statement establishes guidance on when and how to measure impairment of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The second standard establishes accounting and reporting for the impact of the fair value of stock-based compensation plans and permits the Unit to select the fair value based method of accounting for employee stock options or the intrinsic value method. Upon completion of the distribution described in Note 1, management intends to adopt the intrinsic value method of accounting and reporting for stock-based compensation plans. Management believes the adoption of these new accounting standards will not have a material effect on the Unit's combined financial statements. During the six month period ended June 30, 1996, the Unit adopted these standards, the adoption of which did not have a material effect on the Unit's combined financial statements.

     USE OF ESTIMATES In the preparation of the Unit's combined financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

NOTE 3 -- RESTRUCTURING CHARGES

     In December 1993, Americable implemented a restructuring plan involving the closure of its Canadian facilities, operated by Adanac Cable, Ltd., and consolidation of its Canadian sales and customer support activities within its U.S. operations. This plan was completed in 1994. In connection with this consolidation, Americable recorded a restructuring charge of approximately $1.9 million in 1993. This charge includes approximately $600,000 for the write-off of goodwill and other noncurrent assets, $700,000 for the reassessment of the carrying value of inventory and receivables, and $600,000 for lease and severance obligations and other related expenses.

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- INVESTMENT IN UNCONSOLIDATED SUBSIDIARY


     The Unit's unconsolidated subsidiary consists of its investment in CorVel, a health care services company. CorVel has a fiscal year end of March 31. The following is summarized balance sheet and income statement information for CorVel as of, and for the twelve month period ended December 31, 1995 and as of, and for the nine month period ended September 30, 1996 (in thousands):



                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1996             1995
                                                                -------------    ------------
        Current assets.......................................      $44,298         $ 36,739
        Noncurrent assets....................................       17,711           15,514
        Current liabilities..................................        8,495            8,696
        Noncurrent liabilities...............................        2,880              765
        Revenues.............................................       84,826          106,814
        Gross profit.........................................       15,847           19,640
        Net income...........................................        5,712            7,038



     At December 31, 1995 and September 30, 1996, the combined equity includes approximately $3.7 million and $4.4 million of unremitted earnings related to the Unit's investment in CorVel. At December 31, 1995 and September 30, 1996, the fair value of the Operating Unit's investment in CorVel, based on the closing market price, was approximately $46.7 million and $37.2 million (see
Note 8).


NOTE 5 -- NET ASSETS HELD FOR SALE

     In March 1991, the Operating Unit announced its intention to sell its remaining non-computer related manufacturing company, Eagle. The Operating Unit has recorded the net assets related to this subsidiary in the balance sheet under the caption "Net Assets Held For Sale." Operating results of this subsidiary are not material. The assets of Eagle were sold on April 26, 1996. (see Note 12)

NOTE 6 -- NOTES PAYABLE AND LONG-TERM DEBT


     Americable and Transition maintain a revolving line of credit and term loan facility which provides borrowings up to $5.5 million due in may 1996. Borrowings under this facility are based on eligible accounts receivable and inventory with interest at prime plus 1.5% (10% at December 31, 1995). Amounts outstanding under the revolving line of credit at December 31, 1995 are classified within notes payable to the bank. The term loan bears interest at 10.665% and is payable in monthly principal installments of $36,000 with a final installment of $893,000 due in May 1996. The credit agreement includes certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage. At December 31, 1995, Americable and Transition were in compliance with the covenants of this agreement. The carrying value of long-term debt, which approximates fair value, consists of (in thousands):



                                                                               DECEMBER 31,
                                                            SEPTEMBER 30,    ----------------
                                                                1996          1995      1994
                                                            -------------    ------    ------
                                                                     (IN THOUSANDS)
        Revolving line of credit.........................       $  --        $   --    $2,107
        Term note payable................................          --         1,071     1,500
        Other............................................         163           175        --
                                                                -----        ------    ------
                                                                  163         1,246     3,607
        Less current maturities..........................          17         1,088       428
                                                                -----        ------    ------
                                                                $ 146        $  158    $3,179
                                                                =====        ======    ======

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     Aggregate minimum annual principal payments of long-term debt at September 30, 1996, are as follows (in thousands):



                              YEARS ENDING DECEMBER 31,
            -------------------------------------------------------------
            1996.........................................................   $  5
            1997.........................................................     18
            1998.........................................................     20
            1999.........................................................     22
            2000.........................................................     25
            2001 and thereafter..........................................     73
                                                                            ----
                                                                            $163
                                                                            ====



     (The following information is unaudited.) On August 9, 1996, Americable and Transition amended the terms of their revolving line of credit facility with their principal bank to provide borrowings up to $4 million and $2 million, respectively, due in June 1998. Borrowings under the amended facility are based on eligible accounts receivable and inventory with interest at prime with optional fixed rate advances at the London Interbank Offered Rate ("LIBOR") plus 2.5%. At September 30, 1996, there were outstanding borrowings of $1,115,000 under the revolving line of credit, including $857,000 of amounts transferred from the previous term loan facility which matures in May 1996. In addition, there was approximately $4.9 million of available borrowings under this credit facility at September 30, 1996. The amended credit agreement includes certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage, with which the Unit is in compliance.


NOTE 7 -- INCOME TAXES

     The activity of the Unit has been included in the income tax return of North Star. For financial reporting purposes, the Unit has been allocated a provision for income taxes in an amount generally equivalent to the provision that would have resulted had the Unit filed separate income tax returns. The provision for combined income taxes consists of the following (in thousands):


                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                                        ------------------      ---------------------------
                                        1996         1995       1995       1994       1993
                                        ----         -----      -----      -----      -----
        Current
          Federal....................   $180         $ 490      $ 740      $(120)     $ 330
          State......................     30            90        130        (20)        60
                                         ---          ----       ----      -----       ----
                                         210           580        870       (140)       390
                                         ---          ----       ----      -----       ----
        Deferred:
          Federal....................    (77)         (305)      (405)      (175)      (400)
          State......................    (11)          (45)       (60)       (25)       (60)
                                         ---          ----       ----      -----       ----
                                         (88)         (350)      (465)      (200)      (460)
                                         ---          ----       ----      -----       ----
                                        $122         $ 230      $ 405      $(340)     $ (70)
                                         ===          ====       ====      =====       ====

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation of income taxes at the federal statutory rate to the effective rate:


                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                                            ------------------      --------------------------
                                            1996          1995      1995      1994       1993
                                            -----         ----      ----      -----      -----
        Federal statutory rate...........    34.0%        34.0%     34.0%     (34.0)%    (34.0)%
        State income taxes...............     8.5         11.1       8.9       (4.3)        --
        Losses producing no current
          benefit........................      --           --        --         --       28.4
        Goodwill amortization............    12.4         10.1       7.0        5.1        2.3
        Other............................      .8          1.2       1.6        0.8        0.3
                                            -----         ----      ----      -----       ----
                                             55.7%        56.4%     51.5%     (32.4)%     (3.0)%
                                            =====         ====      ====      =====       ====


     To the extent the Unit's financial reporting basis in its investment in unconsolidated subsidiaries exceeds its tax basis, and is not expected to be realized in a tax-free manner, the Unit records a deferred income tax liability. At December 31, 1995, the deferred tax liability includes the initial tax effect of $1.8 million for the difference in the financial reporting and tax basis of the Unit's investment in CorVel following its initial public offering along with income taxes recorded on the equity in earnings of CorVel of $794,000 in 1995, $664,000 in 1994, and $497,000 in 1993.

     The tax effects of the cumulative temporary differences resulting in the net deferred tax liability are as follows (in thousands):


                                                                              DECEMBER 31,
                                                          SEPTEMBER 30,    ------------------
                                                              1996          1995       1994
                                                          -------------    -------    -------
                                                                    (IN THOUSANDS)
        Investment in Corvel...........................      $(4,944)      $(4,339)   $(3,517)
        Accrued expenses not deductible until paid.....        1,780         1,729      1,338
        Other..........................................         (326)         (362)      (436)
                                                             -------       -------    -------
                                                             $(3,490)      $(2,972)   $(2,615)
                                                             =======       =======    =======


NOTE 8 -- COMMITMENTS AND CONTINGENCIES


     LEASING COMMITMENTS The Unit leases certain equipment and facilities under operating leases. At September 30, 1996, the future aggregate minimum rental payments under such leases which expire at various dates through 2008 are as follows (in thousands):



                              YEARS ENDING DECEMBER 31,
                      ------------------------------------------
                           1996.................................   $179
                           1997.................................    561
                           1998.................................    462
                           1999.................................    469
                           2000.................................    368
                           2001 and thereafter..................    329



     Certain of the leases provide for payment of taxes and other expenses. Total rent expense on all leases including month-to-month leases for the years ended December 31 was: $849,000 in 1995, $823,000 in 1994, and $830,000 in 1993.
For the nine months ended September 30, 1996 and 1995, total rent expense was $691,000 and $624,000.



     CONTINGENCIES North Star has indicated that prior to its merger with Michael and distribution of ENStar, it may cause its subsidiary ENStar to sell up to 200,000 shares of CorVel common stock and to distribute the after tax proceeds from such sale to North Star in the form of a dividend. If this sale were to occur, it would reduce the number of shares of CorVel common stock owned by ENStar to 1,025,000, which would represent

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


approximately 22% of the outstanding shares of CorVel common stock as of September 30, 1996 (see Notes 1 and 4).



     As a result of the expected transfer of a substantial portion of the assets of North Star to ENStar, ENStar will enter into a supplemental indenture with North Star pursuant to which ENStar will assume the obligations of North Star with respect to certain debenture indebtedness of North Star. North Star will, however, separately agree to satisfy, and hold ENStar harmless from, all payment and other obligations with respect to such debenture indebtedness. The amount of such indebtedness was $33,770,000 at September 30, 1996. Following the transfer to ENStar of the assets described in Note 1, North Star will continue to own 7,354,950 shares of Michael which had a fair market value of approximately $75 million at September 30, 1996. Assuming completion of the merger agreement between North Star and Michael and the distribution of ENStar to shareholders of North Star, (see Note 1), Michael, with stockholder equity of approximately $185 million at September 30, 1996, will become obligated to repay such indebtedness within six months following the merger. ENStar will remain contingently liable for the debenture indebtedness of North Star until repaid.


NOTE 9 -- EMPLOYEE RETIREMENT PLAN

     North Star maintains an incentive savings plan for its employees and employees including those of the Unit. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually, primarily at the discretion of North Star's Board of Directors. Contributions of $144,000, $138,000, $126,000, were charged to operations in the years ended December 31, 1995, 1994 and 1993.

NOTE 10 -- RELATED PARTY TRANSACTION


     The Unit has an unsecured note receivable from North Star's majority shareholder and former chairman of the board of $257,872 at December 31, 1995. The note bears interest at the Unit's principal bank's reference rate plus 1% (9.5% at December 31, 1995). A principal payment of $150,000 was made in December 1995. During the nine months ended September 30, 1996, this note was paid in full.


NOTE 11 -- GEOGRAPHIC AREA AND BUSINESS SEGMENT INFORMATION

     Prior to 1994, the Unit's foreign operations included Americable's Canadian subsidiary, Adanac Cable, Ltd. which was closed in December 1993 as discussed in
Note 3. In 1993, foreign operations consisted of revenues of $4.6 million and operating loss of $195,000.

     The Unit, through Transition, has international export sales throughout the world. Substantially all of the export sales are denominated in U.S. dollars. Revenues classified by major geographic area are as follows:


                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                  ------------------    -----------------------------
                                                   1996       1995       1995       1994       1993
                                                  -------    -------    -------    -------    -------
Revenues from unaffiliated customers in the
  United States.................................  $44,867    $36,710    $49,668    $43,020    $43,616
  Europe........................................    2,889      2,470      3,363      2,737      2,230
  Other.........................................    1,395      1,413      1,860      1,436        910
                                                  -------    -------    -------    -------    -------
                                                  $49,151    $40,593    $54,891    $47,193    $46,756
                                                  =======    =======    =======    =======    =======


NOTE 12 -- SUBSEQUENT EVENT (UNAUDITED)


     On April 26, 1996, the Operating Unit transferred its interest in Eagle to North Star and North Star completed a sale of Eagle. The proceeds from the sale have been retained by North Star. This transfer of Eagle to North Star has been included within the constructive dividend to North Star during the period ended September 30, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of North Star Universal, Inc.

     We have audited the accompanying combined statements of operating unit assets and liabilities of ENStar ("the Unit"), (an operating unit of North Star Universal, Inc.), as of December 31, 1995 and 1994, and the related combined statements of operating unit net income, operating unit equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Unit's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined operating unit assets and liabilities of ENStar as of December 31, 1995 and 1994, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                          /s/ GRANT THORNTON LLP


Minneapolis, Minnesota
February 15, 1996

                                   REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                  ON SCHEDULE

BOARD OF DIRECTORS AND SHAREHOLDERS
NORTH STAR UNIVERSAL, INC.

     In connection with our audit of the combined financial statements of ENStar (an operating unit of North Star Universal, Inc.) referred to in our report dated February 15, 1996, we have also audited Schedule II for each of the three years in the period ended December 31, 1995. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          /s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 15, 1996

                                     ENSTAR
               (AN OPERATING UNIT OF NORTH STAR UNIVERSAL, INC.)

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        FOR THE YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                        ADDITIONS
                                                 -----------------------
                                                                CHARGES
                                  BALANCE AT     CHARGED TO    TO OTHER                                 BALANCE
                                   BEGINNING     COSTS AND     ACCOUNTS     DEDUCTIONS-                AT END OF
          DESCRIPTION              OF PERIOD      EXPENSES     DESCRIBE     DESCRIBE(1)    OTHER(2)      PERIOD
-------------------------------   -----------    ----------    ---------    -----------    --------    ----------
Allowance for Doubtful
  Accounts:
1993...........................      $ 258          $220            --         $ (92)        $(42)        $344
1994...........................        344           115            --          (126)          --          333
1995...........................        333           135            --           (68)          --          400

-------------------------
(1) Write off of accounts deemed uncollectible.

(2) Represents effect of restructuring charges.

                               CORVEL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED MARCH 31,
                                                      --------------------------------------------
                                                         1994            1995             1996
                                                      -----------     -----------     ------------
Revenues...........................................   $80,619,000     $95,783,000     $109,052,000
Costs and Expenses
Cost of revenues...................................    67,331,000      78,950,000       88,937,000
General and administrative.........................     6,057,000       7,186,000        8,106,000
                                                      -----------     -----------     ------------
                                                       73,388,000      86,136,000       97,043,000
                                                      -----------     -----------     ------------
Income before income taxes.........................     7,231,000       9,647,000       12,009,000
Income tax provision...............................     2,821,000       3,762,000        4,684,000
                                                      -----------     -----------     ------------
Net Income.........................................   $ 4,410,000     $ 5,885,000     $  7,325,000
                                                      ===========     ===========     ============
Net income per common and common equivalent
  share............................................   $      1.01     $      1.30     $       1.57
                                                      ===========     ===========     ============
Weighted average shares outstanding................     4,369,000       4,542,000        4,674,000

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                               MARCH 31
                                                                      --------------------------
                                                                         1995           1996
                                                                      -----------    -----------
ASSETS
Current Assets
  Cash and cash equivalents........................................   $13,211,000    $17,113,000
  Accounts receivable (less allowance for doubtful accounts of
     $825,000 in 1995 and $1,268,000 in 1996)......................    15,868,000     18,394,000
  Prepaid taxes and expenses.......................................       182,000        545,000
  Deferred income taxes............................................     1,809,000      2,032,000
                                                                      ------------   ------------
       Total current assets........................................    31,070,000     38,084,000
                                                                      ------------   ------------
Property and equipment, net........................................     8,872,000     11,468,000
Other assets.......................................................     4,023,000      4,432,000
                                                                      ------------   ------------
                                                                      $43,965,000    $53,984,000
                                                                      ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts and taxes payable.......................................   $ 2,357,000    $ 3,057,000
  Accrued liabilities..............................................     4,628,000      4,246,000
                                                                      ------------   ------------
       Total current liabilities...................................     6,985,000      7,303,000
                                                                      ------------   ------------
Deferred income taxes..............................................     1,226,000      1,370,000
Commitments and contingencies
Stockholders' equity
Common stock, $.0001 par value: 20,000,000 shares authorized;
  4,238,250 and 4,593,675 shares issued and outstanding at March
  31, 1995 and 1996, respectively
Paid in capital....................................................    24,169,000     26,401,000
Retained earnings..................................................    11,585,000     18,910,000
                                                                      ------------   ------------
       Total stockholders' equity..................................    35,754,000     45,311,000
                                                                      ------------   ------------
                                                                      $43,965,000    $53,984,000
                                                                      ============   ============

        See accompanying notes to the consolidated financial statements.

                               CORVEL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               COMMON       COMMON STOCK                         TOTAL
                                                STOCK            AND           RETAINED      SHAREHOLDERS'
                                               SHARES      PAID IN CAPITAL     EARNINGS         EQUITY
                                              ---------    ---------------    -----------    -------------
Balance -- March 31, 1993..................   3,706,649      $19,067,000      $ 1,290,000     $ 20,357,000
  Stock issued under employee stock
     purchase plan.........................      20,448          295,000                           295,000
  Stock issued under employee stock option
     plan and related income tax
     benefits..............................     344,098        2,263,000                         2,263,000
  Net income...............................                                     4,410,000        4,410,000
                                              ---------      -----------      -----------      -----------
Balance -- March 31, 1994..................   4,071,195       21,625,000        5,700,000       27,325,000
  Stock issued under employee stock
     purchase plan.........................      19,634          374,000                           374,000
  Stock issued under employee stock option
     plan and related income tax
     benefits..............................     147,421        2,170,000                         2,170,000
  Net income...............................                                     5,885,000        5,885,000
                                              ---------      -----------      -----------      -----------
Balance -- March 31, 1995..................   4,238,250       24,169,000       11,585,000       35,754,000
                                              ---------      -----------      -----------      -----------
  Stock issued under employee stock
     purchase plan.........................      18,384          444,000                           444,000
  Stock issued under employee stock option
     plan and related income tax benefits,
     net of shares repurchased upon
     exercise..............................     337,041        1,788,000                         1,788,000
  Net income...............................                                     7,325,000        7,325,000
                                              ---------      -----------      -----------      -----------
Balance -- March 31, 1996..................   4,593,675      $26,401,000      $18,910,000     $ 45,311,000
                                              =========      ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED MARCH 31
                                                          ----------------------------------------
                                                             1994          1995           1996
                                                          ----------    -----------    -----------
Cash flows from operating activities
  Net income...........................................   $4,410,000    $ 5,885,000    $ 7,325,000
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation and amortization.....................    2,363,000      2,335,000      3,048,000
     Deferred income taxes.............................      546,000        (44,000)       (79,000)
     Loss on write down and disposal of
       property and equipment..........................       75,000         39,000         23,000
     Changes in operating assets and liabilities
       Accounts receivable.............................   (1,976,000)    (2,657,000)    (2,526,000)
       Prepaid income taxes and expenses...............     (144,000)       795,000       (363,000)
       Accounts and taxes payable......................      378,000         27,000        700,000
       Accrued liabilities.............................    1,085,000        538,000       (382,000)
       Other assets....................................       33,000       (425,000)      (511,000)
                                                          ----------    -----------    -----------
  Net cash provided by operating activities............    6,770,000      6,493,000      7,235,000
                                                          ----------    -----------    -----------
Cash flows from investing activities
  Purchases of property and equipment..................   (4,406,000)    (4,219,000)    (5,565,000)
                                                          ----------    -----------    -----------
  Net cash used in investing activities................   (4,406,000)    (4,219,000)    (5,565,000)
Cash flows from financing activities
  Proceeds and tax benefits from exercise of stock
     options...........................................    2,558,000      2,544,000      2,232,000
                                                          ----------    -----------    -----------
  Net cash provided by financing activities............    2,558,000      2,544,000      2,232,000
                                                          ----------    -----------    -----------
Increase in cash and cash equivalents..................    4,922,000      4,818,000      3,902,000
Cash and cash equivalents at beginning of year.........    3,471,000      8,393,000     13,211,000
                                                          ----------    -----------    -----------
Cash and cash equivalents at end of year...............   $8,393,000    $13,211,000    $17,113,000
                                                           =========     ==========     ==========

          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION: CorVel Corporation (the Company) provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers compensation benefits.

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CorVel Corporation and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 1995 and 1996 and revenues and expenses for the three years ending March 31, 1996. Estimates made by the Company relate primarily to the valuation of accounts receivable and estimation of accrued liabilities. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents consists of short-term highly-liquid investments with maturities of 90 days or less when purchased. The carrying amounts of the Company's financial instruments approximate their relative fair values at March 31, 1995 and 1996.

     CONCENTRATIONS OF CREDIT RISK: The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. No customer represented 10% of accounts receivable at March 31, 1995 and 1996. Receivables generally are due within 60 days. Credit losses relating to customers in the workers compensation insurance industry consistently have been within management's expectations.

     PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation and amortization is provided using the straight-line and accelerated methods over the estimated useful lives of the assets which range from three to seven years.

     LONG-LIVED ASSETS: The Company elected the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (Statement No. 121). In accordance with Statement No. 121, long-lived assets and certain identifiable intangibles held and used by the Company will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     OTHER ASSETS: Other assets consists primarily of the excess of the purchase price over the estimated fair value of the net assets of businesses acquired (goodwill) and is being amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amounted to $3,344,000 (net of accumulated amortization of $652,000) at March 31, 1995 and $3,636,000 (net of accumulated amortization of $754,000) at March 31, 1996.

     REVENUE RECOGNITION: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a limited extent, on a percentage of savings achieved for the Company's clients. Accounts receivable includes $1,318,000 and $1,527,000 of unbilled receivables at March 31, 1995 and 1996, respectively. No one customer accounted for more than 10% of consolidated revenues during the years ended March 31, 1994, 1995 and 1996.

     INCOME TAXES: The consolidated financial statements reflect the application of Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes".

     INCOME PER SHARE: Income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year.

     STOCK OPTIONS: The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards

                               CORVEL CORPORATION

No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in October 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company may continue to account for its plans under previous standards. The Company does not expect to adopt the new accounting standards, consequently, SFAS No. 123 will not have an impact on the Company's consolidated results of operations or financial position. However, proforma disclosures of net earnings and earnings per share will be made in fiscal 1997, as if the SFAS No. 123 accounting standards had been adopted.

NOTE B -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at March 31:

                                                                  1995           1996
                                                               -----------    -----------
        Office equipment and computers......................   $11,074,000    $15,542,000
        Computer software...................................     3,490,000      4,207,000
        Leasehold improvements..............................       356,000        613,000
                                                               -----------    -----------
                                                                14,920,000     20,362,000
        Less: accumulated depreciation and amortization.....     6,048,000      8,894,000
                                                               -----------    -----------
                                                               $ 8,872,000    $11,468,000
                                                               ===========    ===========

NOTE C -- ACCRUED LIABILITIES

     Accrued liabilities consists of the following at March 31:

                                                                    1995          1996
                                                                 ----------    ----------
        Payroll and related benefits..........................   $2,327,000    $2,366,000
        Self insurance reserves...............................    1,017,000       737,000
        Other.................................................    1,284,000     1,143,000
                                                                 ----------    ----------
                                                                 $4,628,000    $4,246,000
                                                                 ==========    ==========

NOTE D -- INCOME TAXES

     The income tax provision consists of the following for the three years ended March 31:

                                                       1994           1995          1996
                                                    -----------    ----------    -----------
        Current -- Federal.......................   $ 1,903,000    $3,172,000    $ 4,045,000
        Current -- State.........................       372,000       634,000        718,000
        Tax benefits from option exercises.......    (1,403,000)     (991,000)    (4,245,000)
        Utilization of net operating loss........                    (538,000)
                                                    -----------    ----------    -----------
             Subtotal............................       872,000     2,277,000        518,000
                                                    -----------    ----------    -----------
        Deferred -- Federal......................       460,000       (37,000)      (102,000)
        Deferred -- State........................        86,000        (7,000)        23,000
                                                    -----------    ----------    -----------
             Subtotal............................       546,000       (44,000)       (79,000)
                                                    -----------    ----------    -----------
        Charge in lieu of income taxes
          attributable to tax benefits from stock
          option exercises and utilization of net
          operating loss carryovers..............     1,403,000     1,529,000      4,245,000
                                                    -----------    ----------    -----------
                                                    $ 2,821,000    $3,762,000    $ 4,684,000
                                                    ===========    ==========    ===========

                               CORVEL CORPORATION

     The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three years ended March 31 (35% for the three fiscal years ended March 31, 1996):

                                                    1994            1995            1996
                                                 ----------      ----------      ----------
        Federal statutory income tax rate.....   $2,531,000      $3,377,000      $4,203,000
        State income taxes, net of federal
          benefit.............................      300,000         399,000         446,000
        Goodwill amortization.................       35,000          35,000          37,000
        Other.................................      (45,000)        (49,000)         (2,000)
                                                 ----------      ----------      ----------
                                                 $2,821,000      $3,762,000      $4,684,000
                                                 ==========      ==========      ==========

     Income taxes paid totaled $925,000, $1,100,000 and $1,193,000 for the years ended March 31, 1994, 1995, and 1996, respectively. At March 31, 1994, the Company had net operating loss (NOL's) carryforwards of $1,600,000 for income tax purposes, expiring in 2007 for financial reporting purposes. A valuation allowance of $538,000 was recorded in 1994 to offset the deferred tax assets related to the NOL's. This $538,000 valuation allowance was applied to additional paid in capital in 1995 since the related NOL's were principally attributable to deductions for the exercise of non qualified stock options in 1994.

     Deferred taxes at March 31, 1995 and 1996 are:

                                                                1995             1996
                                                             -----------      -----------
        Deferred tax assets:
          Accrued liabilities not currently deductible....   $ 1,525,000      $ 1,310,000
          Allowance for doubtful accounts.................       284,000          495,000
          Other...........................................             0          227,000
                                                             -----------      -----------
        Deferred assets...................................     1,809,000        2,032,000
        Deferred tax liabilities:
          Excess of tax under book basis of fixed
             assets.......................................    (1,226,000)      (1,370,000)
                                                             -----------      -----------
          Deferred liability..............................    (1,226,000)      (1,370,000)
                                                             -----------      -----------
        Net deferred tax asset............................   $   583,000      $   662,000
                                                             ===========      ===========

NOTE E -- STOCK OPTION PLAN

     Under the Company's Restated 1988 Executive Stock Option Plan, as amended, options for up to 1,335,000 shares of the Company's common stock may be granted to key employees, nonemployee directors and consultants at prices not less than 85% of the fair value of the stock at the date of grant as determined by the Board. Options granted under the Plan may be either incentive stock options or non-statutory stock options

                               CORVEL CORPORATION
and are generally exercisable beginning one year from the date of grant and vest monthly thereafter for three years. Summarized information for this Plan follows:

                                                      1994           1995            1996
                                                   -----------    -----------    ------------
        Options outstanding at the beginning of
          the year..............................       687,980        444,040         404,539
        Options granted.........................       111,635         88,850          81,300
        Options exercised.......................       338,998        110,421         105,672
        Options canceled........................        16,577         17,930          16,756
                                                   -----------    -----------    ------------
        Options outstanding at the end of the
          year..................................       444,040        404,539         363,411
                                                   ===========    ===========    ============
        At the end of the year:
        Prices of outstanding options...........   $.01-$22.75    $.33-$26.50    $8.67-$31.50
        Average price per share.................        $11.36         $15.11          $18.33
        Exercisable options.....................       182,920        199,484         182,575
        Options available for future grants.....       137,908        266,988         202,444

     In addition to options granted under the Plan, the Company's President was issued an option to purchase 750,000 shares of common stock at an exercise price of $.0001 per share in January 1988. Options to purchase 5,100, 37,000, and 362,900 shares of common stock were exercised in fiscal 1994, 1995 and 1996, respectively. As of March 31, 1996, options to purchase 60,000 shares of common stock were outstanding, all of which were exercisable at a nominal price.

NOTE F -- EMPLOYEE STOCK PURCHASE PLAN

     In fiscal 1992, the Company's Board of Directors approved the 1991 Employee Stock Purchase Plan, as amended, that provides for the issuance of up to 150,000 shares of the Company's common stock. Under the plan, participating employees are granted nontransferable, six-month options on October 1 and April 1 of each year. These options entitle employees to purchase the number of whole shares that their individual payroll deduction authorizations indicate can be purchased at the end of the six-month period at 85% of the fair market value of the Company's common stock at the date of grant or on the last day of the six-month period, whichever is less. Employees are allowed to participate up to 20% of their gross pay. Summarized plan information is as follows:

                                                             1994        1995        1996
                                                           --------    --------    --------
        Employee contributions..........................   $295,000    $374,000    $444,000
        Shares acquired.................................     20,448      19,634      18,384
        Average purchase price..........................     $14.43      $19.02      $24.15

NOTE G -- COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities under noncancelable operating leases. Future minimum rental commitments under operating leases at March 31, 1996 are $3,576,000 in fiscal 1997, $2,491,000 in fiscal 1998, $1,375,000 in fiscal 1999,
$793,000 in fiscal 2000, $256,000 in fiscal 2001, and none thereafter. Total rental expense of $3,080,000, $3,559,000, and $3,901,000 was charged to operations for the years ended March 31, 1994, 1995, and 1996, respectively.

     The Company is involved in litigation arising in the normal course of business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position and results of the operations of the Company.

                               CORVEL CORPORATION

NOTE H -- SAVINGS PLAN

     The Company maintains a retirement savings plan for its employees which is a qualified plan under section 401(k) of the Internal Revenue Code. Full time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually primarily at the discretion of the Company's Board of Directors. Contributions of $133,000, $157,000, and $50,000, were charged to operations for the years ended March 31, 1994, 1995, and 1996, respectively.

NOTE I -- QUARTERLY RESULTS

     The following is a summary of unaudited results of operations for the two years ended March 31, 1995 and 1996:

                                                                                      NET INCOME PER
                                                           GROSS                     COMMON AND COMMON
                                           REVENUES        PROFIT      NET INCOME    EQUIVALENT SHARE
                                          -----------    ----------    ----------    -----------------
FISCAL YEAR ENDED MARCH 31, 1995:
First Quarter..........................   $22,071,000    $3,844,000    $1,344,000          $ .30
Second Quarter.........................    22,921,000     4,008,000     1,402,000            .31
Third Quarter..........................    24,701,000     4,313,000     1,507,000            .33
Fourth Quarter.........................    26,090,000     4,668,000     1,632,000            .35
FISCAL YEAR ENDED MARCH 31, 1996:
First Quarter..........................   $26,779,000    $4,856,000    $1,701,000          $ .37
Second Quarter.........................    26,863,000     4,989,000     1,818,000            .39
Third Quarter..........................    27,082,000     5,127,000     1,887,000            .40
Fourth Quarter.........................    28,328,000     5,143,000     1,919,000            .41

                               CORVEL CORPORATION

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Corvel Corporation

     We have audited the accompanying consolidated balance sheets of CorVel Corporation as of March 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and this schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CorVel Corporation at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules when considered in relationship to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Orange County, California
May 8, 1996

                               CORVEL CORPORATION



                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                  (UNAUDITED)



                                                                   SIX MONTHS ENDING SEPTEMBER
                                                                               30,
                                                                   ----------------------------
                                                                      1995             1996
                                                                   -----------      -----------
REVENUES........................................................   $53,642,000      $59,570,000
Cost of Revenues................................................    43,797,000       48,692,000
                                                                   -----------      -----------
Gross profit....................................................     9,845,000       10,878,000
General and administrative expenses.............................     4,075,000        4,210,000
                                                                   -----------      -----------
Income before income taxes......................................     5,770,000        6,668,000
Income tax provision............................................     2,251,000        2,534,000
                                                                   -----------      -----------
NET INCOME......................................................   $ 3,519,000      $ 4,134,000
                                                                   ===========      ===========
Net income per common and common equivalent share...............   $       .76      $       .87
                                                                   ===========      ===========
Weighted average common and common equivalent shares............     4,627,000        4,760,000



          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION



                     CONDENSED CONSOLIDATED BALANCE SHEETS


                                  (UNAUDITED)



                                                                                       SEPTEMBER 30,
                                                                     MARCH 31, 1996        1996
                                                                     --------------    -------------
ASSETS
Current Assets
  Cash and cash equivalents.......................................    $ 17,113,000      $ 22,122,000
  Accounts receivable, net........................................      18,394,000        20,264,000
  Prepaid taxes and expenses......................................         545,000           162,000
  Deferred income taxes...........................................       2,032,000         1,750,000
                                                                       -----------       -----------
     Total current assets.........................................      38,084,000        44,298,000
                                                                       -----------       -----------
Property and Equipment, Net.......................................      11,468,000        12,015,000
Other Assets......................................................       4,432,000         5,696,000
                                                                       -----------       -----------
          TOTAL ASSETS............................................    $ 53,984,000        62,009,000
                                                                       ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable................................................    $  3,057,000      $  3,596,000
  Accrued liabilities.............................................       4,246,000         4,899,000
                                                                       -----------       -----------
     Total current liabilities....................................       7,303,000         8,495,000
                                                                       -----------       -----------
Deferred income taxes.............................................       1,370,000         2,880,000
Stockholders' Equity
Common stock......................................................              --                --
Paid-in-capital...................................................      26,401,000        27,590,000
Retained earnings.................................................      18,910,000        23,044,000
                                                                       -----------       -----------
     Total stockholders' equity...................................      45,311,000        50,634,000
                                                                       -----------       -----------
          TOTAL LIABILITIES AND EQUITY............................    $ 53,984,000        62,009,000
                                                                       ===========       ===========



          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                          SIX MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                     ---------------------------
                                                                        1995            1996
                                                                     -----------     -----------
Cash flows from operating activities
  Net income......................................................   $ 3,519,000     $ 4,134,000
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Depreciation and amortization................................     1,362,000       1,987,000
     Changes in operating assets and liabilities
       Accounts receivable........................................    (3,188,000)     (1,870,000)
       Prepaid taxes and expenses.................................        30,000         383,000
       Accounts payable...........................................       375,000         539,000
       Accrued liabilities........................................       677,000         653,000
       Income taxes payable.......................................      (131,000)      1,792,000
       Other assets...............................................       437,000          46,000
                                                                     -----------     -----------
  Net cash provided by operating activities.......................     3,081,000       7,664,000
                                                                     -----------     -----------
Cash flows from investing activities
  Net assets purchased in acquisition.............................            --      (1,375,000)
  Additions to property and equipment.............................    (2,241,000)     (2,469,000)
                                                                     -----------     -----------
  Net cash used in investing activities...........................    (2,241,000)     (3,844,000)
                                                                     -----------     -----------
Cash flows from financing activities
Sale of common and exercise of stock options and related
  tax benefits....................................................     1,146,000       1,189,000
                                                                     -----------     -----------
  Net cash provided by financing activities.......................     1,146,000       1,189,000
                                                                     -----------     -----------
Increase (decrease) in cash:......................................     1,986,000       5,009,000
Cash and cash equivalents at beginning............................    13,211,000      17,113,000
                                                                     -----------     -----------
Cash and cash equivalents at end..................................   $15,197,000     $22,122,000
                                                                     ===========     ===========



          See accompanying notes to consolidated financial statements.

                               CORVEL CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1996


                                  (UNAUDITED)



A. BASIS OF PRESENTATION



     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ended March 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1996 included in the Company's registration statement on Form 10-K.



B. EARNINGS PER SHARE



     Earnings per common and common equivalent shares were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the quarter.

                                                                     SCHEDULE II

                               CORVEL CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                ADDITIONS
                                                         ------------------------
                                           BALANCE AT    CHARGED TO    CHARGED TO                  BALANCE AT
                                           BEGINNING     COSTS AND       OTHER                       END OF
                                           OF PERIOD      EXPENSES      ACCOUNTS     DEDUCTIONS      PERIOD
                                           ----------    ----------    ----------    ----------    ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
  Year Ended March 31, 1996:............    $ 825,000     $500,000        $ --        $ 57,000     $1,268,000
  Year Ended March 31, 1995:............      725,000      100,000          --              --        825,000
  Year Ended March 31, 1994:............      485,000      240,000          --              --        725,000

            ------------------------------------------------------
            ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Additional Information................    2
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   14
Ratio of Earnings to Fixed Charges....   15
Use of Proceeds.......................   15
Plan of Distribution..................   15
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   24
Management............................   35
Principal Shareholders................   39
Description of Debentures.............   40
Validity of Debentures................   43
Experts...............................   44
Index to Combined Financial
  Statements..........................  F-1


            ------------------------------------------------------
            ------------------------------------------------------
            ------------------------------------------------------
            ------------------------------------------------------
                                  ENSTAR INC.
                                 8.00% TWO YEAR
                                9.75% FIVE YEAR
                                11.00% TEN YEAR

                            SUBORDINATED DEBENTURES
                              --------------------

                                   PROSPECTUS
                              --------------------
                                           , 1996

            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following fees and expenses will be paid by the Company in connection with the issuance and distribution of the securities registered hereby. All such expenses, except for the SEC fees, are estimated.

        SEC registration fee................................................   $ 3,449
        Legal fees and expenses.............................................    20,000
        Accounting fees and expenses........................................    15,000
        Blue Sky fees and expenses..........................................     2,000
        Printing expenses...................................................    15,000
        Miscellaneous.......................................................     5,000
                                                                               -------
             Total..........................................................   $60,449
                                                                               =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Statutes provides in substance that, unless prohibited by its articles of incorporation, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding because of his or her capacity as an officer or director, against judgments, penalties and fines and reasonable expenses, including attorneys' fees and disbursements incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification are (a) that no other organization has paid the expenses for which indemnification is requested; (b) that such person must have conducted himself or herself in good faith; (c) that no improper personal benefits were obtained by such person and such person did not engage in self-dealing as defined in the Minnesota Business Corporation Act; (d) that if the action is a criminal prosecution, there must have been no reasonable cause for such person to have believed that the conduct was unlawful; and (e) that such person must have acted in a manner reasonably believed to have been in the best interests of the corporation. Provision is made in the statute for determinations as to eligibility for indemnification. The determination is made by the members of the corporation's board of directors who are at the time not a party to the proceedings under consideration, by special legal counsel selected by the board of directors, by the shareholders who are not parties to the proceedings or by a court in the State of Minnesota. Article Nine of the Bylaws of the Company provides that the Company shall indemnify such persons, for such liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521, as now enacted or hereafter amended.

     ENStar will also maintain an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

       2.1    Agreement and Plan of Reorganization, dated as of December 21, 1995, by and among North Star Universal, Inc., Michael Foods, Inc. and NSU Merger Co.
              (schedules omitted -- the Registrant agrees to furnish a copy of any schedule to the Commission upon request) (filed as exhibit 2 to Registrant's Registration
              Statement on Form S-4, Registration No. 333-1925, and incorporated herein by reference).
     **2.2    Subscription Agreement for the purchase of Debentures.
       3.1    Articles of Incorporation of the Company (filed as exhibit 3.1 to Registrant's
              Registration Statement on Form S-4, Registration No. 333-1925, and incorporated herein by reference).
       3.2    Bylaws of the Company (filed as exhibit 3.2 to Registrant's Registration
              Statement on Form S-4, Registration No. 333-1925, and incorporated herein by reference).

       4.1    Form of Indenture (including form of Debenture) between the Company and National
              City Bank of Minneapolis, as trustee.
       4.2    Indenture, dated as of December 1, 1986, between North Star Universal, Inc. and
              National City Bank of Minneapolis, as trustee (filed as exhibit 4.1 to
              Registration Statement No. 33-10558 and incorporated herein by reference).
       4.3    Form of Supplemental Indenture to Indenture, dated as of December 1, 1986, amending the Indenture described in exhibit 4.2 above, to be entered into between the Company, North Star Universal, Inc. and National City Bank of
              Minneapolis, as trustee.
       4.4    Indenture, dated as of April 26, 1989, between North Star Universal, Inc. and
              National City Bank of Minneapolis, as trustee (filed as exhibit 4.1 to
              Registration Statement No. 33-26176 and incorporated herein by reference).
       4.5    First Supplemental Indenture, dated as of March 16, 1992, amending the Indenture described in exhibit 4.4 above (filed as exhibit 4.2 to Registration Statement
              No. 33-46418 and incorporated herein by reference).
       4.6    Second Supplemental Indenture, dated as of March 16, 1995, amending the
              Indenture described in exhibit 4.4 above (filed as exhibit 4.3 to the Annual
              Report on Form 10-K of North Star Universal, Inc. for the year ended December
              31, 1994 and incorporated herein by reference).
       4.7    Form of Third Supplemental Indenture to Indenture, dated as of April 26, 1989, amending the Indenture described in exhibit 4.4 above, to be entered into between the Company, North Star Universal, Inc. and National City Bank of
              Minneapolis, as trustee.
       4.8    Form of Transfer Agreement to be entered into between the Company and North Star
              Universal, Inc.
     **5.1    Opinion of Dorsey & Whitney LLP
      10.1    1996 Stock Incentive Plan, including forms of option agreements (filed as exhibit 10.15 to Registrant's Registration Statement on Form S-4, Registration
              No. 333-1925, and incorporated herein by reference).
      10.2    Sixth Amendment to Amended and Restated Loan and Security Agreement, dated
              August 9, 1996, among Americable, Inc., Transition Networks, Inc., Cable
              Distribution Systems, Inc., and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement (filed as exhibit
              10.26 to NSU's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference).
      10.3    Lease Agreement dated June 13, 1995 between Transition and West Life & Annuity
              Insurance Company for lease of premises at 6475 City West Parkway, Eden Prairie,
              Minnesota. (filed as exhibit 10.11 to Registrant's Registration Statement on
              Form S-4, Registration No. 333-1925, and incorporated herein by reference).
      10.4    Lease Agreement dated February 21, 1989 between Americable and Ryan/Flying Cloud
              Associates Limited Partnership, including amendments thereto, for the lease of premises at 7450 Flying Cloud Drive, Eden Prairie, Minnesota. (filed as exhibit
              10.12 to Registrant's Registration Statement on Form S-4, Registration No.
              333-1925, and incorporated herein by reference).
      10.5    Employment Agreement, dated April 1, 1993, between North Star Universal, Inc.,
              Transition Engineering, Inc. and Peter E. Flynn (filed as Exhibit 10.22 to NSU's
              Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
      10.6    Employment Agreement dated September 27, 1989 between Americable, Inc. and Gary
              L. Eizenga (including Stock Option Agreement relating thereto). (filed as exhibit 10.16 to Registrant's Registration Statement on Form S-4, Registration
              No. 333-1925, and incorporated herein by reference).

      10.7    Form of Distribution Agreement between North Star Universal, Inc., and the
              Company (Filed as an exhibit to Agreement and Plan of Reorganization, dated as of December 21, 1995, by and among North Star Universal, Inc., Michael Foods,
              Inc. and NSU Merger Co., which agreement was filed as exhibit 2 to Registrant's
              Registration Statement on Form S-4, Registration No. 333-1925, and is
              incorporated herein by reference).
      10.8    Commercial Lease Agreement between Americable, Inc. and LaSalle National Trust
              (filed as exhibit 10.4 to the Quarterly Report on Form 10-Q of North Star
              Universal, Inc. for the quarter ended September 30, 1996 and incorporated herein by reference)
      10.9    Commercial Lease Agreement between Americable, Inc. and Petroleum, Inc. (filed as exhibit 10.3 to the Quarterly Report on Form 10-Q of North Star Universal,
              Inc. for the quarter ended June 30, 1996 and incorporated herein by reference)
      11      Computation of Ratio of Earnings to Fixed Charges
      23.1    Consent of Dorsey & Whitney LLP (contained in Exhibit 5).
      23.2    Consent of Grant Thornton LLP as independent public accountants to ENStar.
      23.3    Consent of Ernst & Young LLP as independent public accountants to CorVel
              Corporation.
    **24.4    Power of Attorney (included on the signature page of the Registration Statement previously filed).
    **25.1    Statement of Eligibility and Qualification of National City Bank of Minneapolis,
              as trustee,
              under the Trust Indenture Act of 1939.
      27.1    Financial Data Schedules


-------------------------

**  Previously filed with this Registration Statement.


(b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on November 5, 1996.


                                          ENSTAR INC.

                                          By        /s/ JEFFREY J. MICHAEL

                                          --------------------------------------
                                                   Jeffrey J. Michael,
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  By             /s/ JEFFREY J. MICHAEL              Dated:    November 5, 1996
     ------------------------------------------
                 Jeffrey J. Michael
       President, Chief Executive Officer and
       Director (principal executive officer)
  By              /s/ THOMAS WARGOLET                Dated:    November 5, 1996
     ------------------------------------------
                  Thomas Wargolet
       Chief Financial Officer and Secretary
        (principal financial and accounting
                      officer)
  By              /s/ MILES E. EFRON*                Dated:    November 5, 1996
     ------------------------------------------
                   Miles E. Efron
                      Director
  By             /s/ JAMES H. MICHAEL*               Dated:    November 5, 1996
     ------------------------------------------
                  James H. Michael
         Chairman of the Board of Directors
  By             /s/ RICHARD J. BRAUN*               Dated:    November 5, 1996
     ------------------------------------------
                  Richard J. Braun
                      Director
* By           /s/ JEFFREY J. MICHAEL
     ------------------------------------------
                 Jeffrey J. Michael
            Pro se and attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                                                                  PAGE
-----------                                                                                  -----
       +2.1    Agreement and Plan of Reorganization, dated as of December 21,1995, by and among North Star Universal, Inc., Michael Foods, Inc. and NSU Merger Co.
               (schedules omitted -- the Registrant agrees to furnish a copy of any schedule to the Commission upon request) (filed as exhibit 2 to
               Registrant's Registration Statement on Form S-4, Registration No. 333-1925,
               and incorporated herein by reference)......................................
      **2.2    Subscription Agreement for the purchase of Debentures......................
       +3.1    Articles of Incorporation of the Company (filed as exhibit 3.1 to
               Registrant's Registration Statement on Form S-4, Registration No. 333-1925,
               and incorporated herein by reference)......................................
       +3.2    Bylaws of the Company (filed as exhibit 3.2 to Registrant's Registration
               Statement on Form S-4, Registration No. 333-1925, and incorporated herein by reference)..............................................................
        4.1    Form of Indenture (including form of Debenture) between the Company and
               National City Bank of Minneapolis, as trustee..............................
        4.2    Indenture, dated as of December 1, 1986, between North Star Universal, Inc.
               and National City Bank of Minneapolis, as trustee (filed as exhibit 4.1 to
               Registration Statement No. 33-10558 and incorporated herein by reference).................................................................
        4.3    Form of Supplemental Indenture to Indenture, dated as of December 1, 1986, amending the Indenture described in exhibit 4.2 above, to be entered into between the Company, North Star Universal, Inc. and National City Bank of
               Minneapolis, as trustee....................................................
        4.4    Indenture, dated as of April 26, 1989, between North Star Universal, Inc.
               and National City Bank of Minneapolis, as trustee (filed as exhibit 4.1 to
               Registration Statement No. 33-26176 and incorporated herein by reference).................................................................
        4.5    First Supplemental Indenture, dated as of March 16, 1992, amending the
               Indenture described in exhibit 4.4 above (filed as exhibit 4.2 to
               Registration Statement No. 33-46418 and incorporated herein by reference).................................................................
        4.6    Second Supplemental Indenture, dated as of March 16, 1995, amending the
               Indenture described in exhibit 4.4 above (filed as exhibit 4.3 to the
               Annual Report on Form 10-K of North Star Universal, Inc. for the year ended
               December 31, 1994 and incorporated herein by reference)....................
        4.7    Form of Third Supplemental Indenture to Indenture, dated as of April 26,
               1989, amending the Indenture described in exhibit 4.4 above, to be entered into between the Company, North Star Universal, Inc. and National City Bank
               of Minneapolis, as trustee.................................................
        4.8    Form of Transfer Agreement to be entered into between the Company and North
               Star Universal, Inc........................................................
      **5.1    Opinion of Dorsey & Whitney LLP............................................
      +10.1    1996 Stock Incentive Plan, including forms of option agreements (filed as exhibit 10.15 to Registrant's Registration Statement on Form S-4,
               Registration No. 333-1925, and incorporated herein by reference)...........
      +10.2    Sixth Amendment to Amended and Restated Loan and Security Agreement, dated
               August 9, 1996, among Americable, Inc., Transition Networks, Inc., Cable
               Distribution Systems, Inc., and First Bank National Association, amending the terms of the Amended and Restated Loan and Security Agreement (filed as exhibit 10.1 to Registrant's Registration Statement on Form S-4,
               Registration No. 333-1925, and incorporated herein by reference)...........

EXHIBIT NO.                                                                                  PAGE
-----------                                                                                  -----
      +10.3    Lease Agreement dated June 13, 1995 between Transition and West Life &
               Annuity Insurance Company for lease of premises at 6475 City West Parkway,
               Eden Prairie, Minnesota. (Filed as exhibit 10.11 to Registrant's
               Registration Statement on Form S-4, Registration No. 333-1925, and
               incorporated herein by reference)..........................................
      +10.4    Lease Agreement dated February 21, 1989 between Americable and Ryan/Flying
               Cloud Associates Limited Partnership, including amendments thereto, for the lease of premises at 7450 Flying Cloud Drive, Eden Prairie, Minnesota.
               (Filed as exhibit 10.12 to Registrant's Registration Statement on Form S-4,
               Registration No. 333-1925, and incorporated herein by reference)...........
      +10.5    Employment Agreement, dated April 1, 1993, between North Star Universal,
               Inc., Transition Engineering, Inc. and Peter E. Flynn (filed as Exhibit
               10.22 to NSU's Annual Report on Form 10-K for the year ended December 31,
               1993 and incorporated herein by reference).................................
      +10.6    Employment Agreement dated September 27, 1989 between Americable, Inc. and
               Gary L. Eizenga (including Stock Option Agreement relating thereto), (filed as exhibit 10.16 to Registrant's Registration Statement on Form S-4,
               Registration No. 333-1925, and incorporated herein by reference)...........
      +10.7    Form of Distribution Agreement between North Star Universal, Inc., and the
               Company (Filed as an exhibit to Agreement and Plan of Reorganization, dated as of December 21, 1995, by and among North Star Universal, Inc., Michael
               Foods, Inc. and NSU Merger Co., which agreement was filed as exhibit 2 to
               Registrant's Registration Statement on Form S-4, Registration No. 333-1925,
               and is incorporated herein by reference)...................................
      +10.8    Commercial Lease Agreement between Americable, Inc. and LaSalle National
               Trust (filed as exhibit 10.4 to the Quarterly Report on Form 10-Q of North
               Star Universal, Inc. for the quarter ended September 30, 1996 and incorporated herein by reference)
      +10.9    Commercial Lease Agreement between Americable, Inc. and Petroleum, Inc.
               (filed as exhibit 10.3 to the Quarterly Report on Form 10-Q of North Star
               Universal, Inc. for the quarter ended June 30, 1996 and incorporated herein by reference)
         11    Computation of Ratio of Earnings to Fixed Charges..........................
       23.1    Consent of Dorsey & Whitney LLP (contained in Exhibit 5)...................
       23.2    Consent of Grant Thornton LLP as independent public accountants to
               ENStar.....................................................................
       23.3    Consent of Ernst & Young LLP as independent public accountants to CorVel
               Corporation................................................................
       **24    Power of Attorney (included on the signature page of the Registration
               Statement
               previously filed)..........................................................
     **25.1    Statement of Eligibility and Qualification of National City Bank of
               Minneapolis, as trustee, under the Trust Indenture Act of 1939.............
       27.1    Financial Data Schedules...................................................


-------------------------
 + Indicates exhibit has been previously filed with the Commission and is incorporated herein by reference.


** Previously filed with this Registration Statement.